                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-90457

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 21, 1999.

                                  $350,000,000

                       NATIONAL CONSUMER COOPERATIVE BANK
                        1401 Eye Street, N.W., Suite 700
                             Washington, D.C. 20005
                                 (202) 336-7700
                       Medium-Term Senior Notes, Series B
                    Medium-Term Subordinated Notes, Series B
                   Due Nine Months or more from Date of Issue

                               ------------------

     NCB may offer from time to time up to $350,000,000 of our Medium-Term Senior Notes, Series B or Medium-Term Subordinated Notes, Series B. Each Note will mature on a date nine months or more from its date of original issuance. Unless otherwise indicated in the applicable Pricing Supplement to this Prospectus Supplement, interest on Fixed Rate Notes will be payable on each May 1 and November 1 and at maturity. Interest on Floating Rate Notes will be payable on the dates specified in the applicable Pricing Supplement. Notes may be subject to optional redemption or may obligate NCB to repay at the option of the holder. Generally, there will not be a sinking fund. The specific terms of each Note will be established by NCB and will be described in a Pricing Supplement.

     The Notes are being offered on a continuing basis by NCB through the Agents. Each Agent has agreed to use reasonable efforts to solicit offers to purchase the Notes. The Notes will not be listed on any securities exchange. You cannot be assured that the Notes offered by this Prospectus Supplement will be sold or that there will be a secondary market for the Notes.

                                                             AGENTS'
                               PRICE TO                  COMMISSIONS OR                  PROCEEDS
                                PUBLIC                    DISCOUNTS(1)                    TO NCB
                      ---------------------------  ---------------------------  ---------------------------
Per Note.............            100%                     .125% - .875%              99.875% - 99.125%
Total(2).............        $350,000,000             $437,500 - $3,062,500     $349,562,500 - $346,937,500

(1) Commissions or discounts with respect to Notes with a Stated Maturity more than thirty years from date of issue will be negotiated at the time of sale.
(2) Or the equivalent in other currencies or currency units.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     These Notes are not guaranteed by the United States and will not constitute a debt or obligation of the United States or any agency or instrumentality thereof.

CREDIT SUISSE FIRST BOSTON
                   BANC OF AMERICA SECURITIES LLC
                                    BANC ONE CAPITAL MARKETS, INC.
                                                 SPP CAPITAL PARTNERS

           The date of this Prospectus Supplement is January 7, 2000.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
ABOUT THIS PROSPECTUS SUPPLEMENT;
  PRICING SUPPLEMENTS.................   S-3
RISK FACTORS..........................   S-3
DESCRIPTION OF THE NOTES..............   S-4
UNITED STATES TAXATION................  S-22
SUPPLEMENTAL PLAN OF DISTRIBUTION OF
  THE NOTES...........................  S-30
VALIDITY OF THE NOTES.................  S-31
GLOSSARY..............................  S-31

                 PROSPECTUS
SUMMARY...............................     3
NATIONAL CONSUMER COOPERATIVE BANK....     6
  GENERAL.............................     6
  LOAN REQUIREMENTS, RESTRICTIONS AND
     POLICIES.........................     6
  LENDING LIMITS......................     7
  INTEREST RATES......................     7
  COMPETITION.........................    10
  TAXES...............................    10
  CLASS A NOTES.......................    10
  PROPERTIES..........................    12
  REGULATION..........................    12
SELECTED CONSOLIDATED FINANCIAL DATA
  OF NCB..............................    13
USE OF PROCEEDS.......................    14
DESCRIPTION OF DEBT SECURITIES........    14
  GENERAL.............................    14
  DENOMINATIONS.......................    16
  SUBORDINATION.......................    16
  CONSOLIDATION, MERGER OR SALE.......    18
  MODIFICATION OF INDENTURES..........    18
  EVENTS OF DEFAULT...................    18

                                        PAGE
                                        ----
  COVENANTS...........................    19
  PAYMENT AND TRANSFER................    19
  GLOBAL SECURITIES...................    20
  DEFEASANCE..........................    20
  THE TRUSTEE.........................    20
DESCRIPTION OF PREFERRED STOCK........    20
  GENERAL.............................    21
  RANK................................    21
  DIVIDENDS...........................    21
  CONVERSION OR EXCHANGE..............    22
  REDEMPTION..........................    23
  LIQUIDATION PREFERENCE..............    23
  VOTING RIGHTS.......................    24
DESCRIPTION OF CAPITAL STOCK..........    24
  AUTHORIZED CAPITAL..................    24
  OUTSTANDING CLASS B COMMON STOCK....    24
  OUTSTANDING CLASS C COMMON STOCK....    25
  OUTSTANDING CLASS D COMMON STOCK....    25
  VOTING RIGHTS.......................    25
  TRADING MARKET......................    26
  PATRONAGE REFUNDS...................    26
PLAN OF DISTRIBUTION..................    27
  BY AGENTS...........................    27
  BY UNDERWRITERS.....................    27
  DIRECT SALES........................    28
  GENERAL INFORMATION.................    28
WHERE YOU CAN FIND MORE INFORMATION...    28
LEGAL OPINIONS........................    29
EXPERTS...............................    29

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                       ABOUT THIS PROSPECTUS SUPPLEMENT;
                              PRICING SUPPLEMENTS

     We may use this Prospectus Supplement, together with the attached Prospectus and an attached Pricing Supplement, to offer our Medium-Term Senior Notes, Series B and our Medium-Term Subordinated Notes, Series B, from time to time. The total initial public offering price of Notes that may be offered by use of this Prospectus Supplement is $350,000,000 (or the equivalent in foreign currencies). That amount will be reduced by the amount of any securities issued under our shelf registration statement (File No. 333-90457) (the "Registration Statement").

     This Prospectus Supplement sets forth certain terms of the Notes that we may offer. It supplements the description of the Debt Securities contained in the attached Prospectus. If information in this Prospectus Supplement is inconsistent with the Prospectus, this Prospectus Supplement will apply and will supersede that information in the Prospectus.

     Each time we issue Notes, we will attach a Pricing Supplement to this Prospectus Supplement. The Pricing Supplement will contain the specific description of the Notes being offered and the terms of the offering. The Pricing Supplement may also add, update or change information in this Prospectus Supplement or the attached Prospectus. Any information in the Pricing Supplement, including any changes in the method of calculating interest on any Note, that is inconsistent with this Prospectus Supplement will apply and will supersede that information in this Prospectus Supplement.

     It is important for you to read and consider all of the information contained in this Prospectus Supplement and the attached Prospectus and Pricing Supplement in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" on page 28 of the attached Prospectus.

                                  RISK FACTORS

FOREIGN CURRENCY NOTES

     This Prospectus Supplement, the accompanying Prospectus and any Pricing Supplement do not describe all risks of an investment in Foreign Currency Notes that result from Foreign Currency Notes being denominated in a foreign currency. Any additional important foreign currency risks pertaining to a particular series of Foreign Currency Notes will be included in the Pricing Supplement regarding those Notes. You should consult your own financial and legal advisors as to the risks of an investment in Foreign Currency Notes and as to any matters that may affect the purchase or holding of a Foreign Currency Note or the receipt of payments of principal of and any premium and interest on a Foreign Currency Note. Due to the risks associated with an investment in debt securities denominated in a foreign currency, including, but not limited to, the risk that depreciation in the payment currency will result in a decrease in the U.S. dollar equivalent of the value of the debt security, Foreign Currency Notes are not an appropriate investment for investors who are unsophisticated with respect to transactions in foreign currencies.

     Specific information pertaining to the foreign currency in which a particular Foreign Currency Note is denominated, including historical exchange rates and a description of the currency and any exchange controls, will be described in the applicable Pricing Supplement. The information contained in the applicable Pricing Supplement will be furnished as a matter of information only and you should not assume that the information is indicative of the range of, or trends in, fluctuations in currency exchange rates that may occur in the future.

INDEXED NOTES

     This Prospectus Supplement, the accompanying Prospectus and any Pricing Supplement do not describe all risks of an investment in Indexed Notes, including risks which may be associated with economic, financial or political events over which neither NCB nor the Agents have any control.

     An investment in Notes indexed, as to principal (and premium, if any) or interest, to one or more values of currencies (including exchange rates between currencies), commodities or interest rate indices entails significant risks that are not associated with investments in a conventional fixed-rate debt security. For example, Indexed Notes that are indexed as to interest by reference to the rate, value or price of one or more specified indices may bear interest at a rate lower than the prevailing market interest rate for fixed-rate debt securities or may not bear interest at all, and the principal (and premium, if any) payable at Maturity with respect to Indexed Notes that are indexed with respect to principal (and premium, if any) may be less than the face amount or initial purchase price of the Notes or may be zero. Special considerations independent of the creditworthiness of NCB and the value of the applicable currency, commodity or interest rate index, including economic, financial and political events over which NCB has no control also may affect the secondary market for Indexed Notes. Additionally, if the formula used to determine the amount of principal (and premium, if any) or any interest payable with respect to these Notes contains a multiple or leverage factor, the effect of any change in the applicable currency, commodity or interest rate index will be increased. You should not take the historical experience of the relevant currencies, commodities or interest rate indices as an indication of future performance of these currencies, commodities or interest rate indices during the term of any Note. Any credit ratings assigned to NCB's medium-term note program are a reflection of NCB's credit status and in no way are a reflection of the potential impact of the factors discussed above, or any other factors, on the market value of the Notes. You should consult your own financial and legal advisors as to the risks entailed in an investment in Indexed Notes, the suitability of an investment in Indexed Notes in light of your particular circumstances, and all other matters that may affect the purchase or holding of an Indexed Note.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Medium-Term Senior Notes, Series B will be issued as a series of senior debt securities under a senior indenture, dated as of January 15, 1997 (the "Senior Indenture"), between NCB and Bank One Trust Company, N.A. ("Bank One") (as successor trustee to The First National Bank of Chicago), as the Senior Trustee. The Medium-Term Subordinated Notes, Series B will be issued as a series of subordinated debt securities under a subordinated indenture, dated as of January 7, 1999 (the "Subordinated Indenture"), between NCB and Bank One, as the Subordinated Trustee. The Senior Indenture and the Subordinated Indenture are collectively referred to as the Indentures and are individually referred to as an Indenture and the Senior Trustee and the Subordinated Trustee are individually referred to as a Trustee. Each of the Medium-Term Senior Notes, Series B and Medium-Term Subordinated Notes, Series B (together, the "Notes") constitute a single series for purposes of each Indenture, limited to an aggregate principal amount not to exceed $350,000,000 (or, if any Notes are to be Original Issue Discount Notes, Foreign Currency Notes or Indexed Notes, the principal amount as shall result in an aggregate initial offering price equivalent to no more than $350,000,000). The foregoing limit may be increased by NCB if in the future it determines that it may wish to sell additional Notes. The aggregate principal amount of Notes offered hereby may be reduced by an amount equal to the aggregate initial offering price of any other debt securities or preferred stock sold by NCB pursuant to the accompanying prospectus. For a description of the rights attaching to the Notes as well as to different series of debt securities under the Indentures, see "Description of Debt Securities" in the Prospectus.

     The Stated Maturity of each Note will be any day nine months or more from its issue date, as selected by the initial purchaser and agreed to by NCB. The applicable Pricing Supplement will also indicate whether a Note is subject to an optional extension beyond its Stated Maturity as described under "-- Extension of Maturity" and "-- Renewable Notes" below.

     The Notes will be issuable only in fully registered form and, unless otherwise indicated in the applicable Pricing Supplement, only in denominations of $1,000 and integral multiples of $1,000 or, in the case of Foreign Currency Notes, in a minimum denomination not less than the equivalent of $1,000 and other denomination or denominations in excess of $1,000 as will be set forth in the applicable Pricing Supplement. See "-- Foreign Currency Notes" below.

     Unless specified otherwise in the applicable Pricing Supplement, Notes will initially be represented by a Book-Entry Note. See "-- Book-Entry Notes" below.

     Unless otherwise indicated in the applicable Pricing Supplement, the Notes will be denominated in U.S. dollars and payments of principal of and any premium and interest on the Notes will be made in U.S. dollars in the manner indicated in the accompanying Prospectus and this Prospectus Supplement. If any of the Notes are to be denominated in one or more currencies or currency units other than U.S. dollars, additional information pertaining to the terms of those Notes and other matters relevant to the holders of Foreign Currency Notes will be described in the applicable Pricing Supplement. See "-- Foreign Currency Notes" below and "Risk Factors -- Foreign Currency Notes" and "-- Indexed Notes".

     In addition, Notes may be issued as Original Issue Discount Notes (including Zero Coupon Notes), as Indexed Notes or as Amortizing Notes. See
"-- Original Issue Discount Notes", "-- Indexed Notes" and "-- Amortizing Notes" below.

     Payments of principal of, and any premium and interest on, Book-Entry Notes (except Zero Coupon Notes) will be made to the Depositary, or its nominee, as the holder of the Book-Entry Note, in accordance with arrangements then in effect between the Trustee and the Depositary. Unless otherwise indicated in an applicable Pricing Supplement, payments of principal of, and any premium and interest on, certificated Notes denominated and payable in U.S. dollars will be made in immediately available funds at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, provided that the Note is presented to the paying agent in time for the paying agent to make these payments in funds in accordance with its normal procedures. Unless specified otherwise in the applicable Pricing Supplement, the Trustee will act as the paying agent in respect of the Notes. With respect to payments on Foreign Currency Notes, see "-- Foreign Currency Notes" below.

     Certificated Notes may be presented for registration of transfer or exchange at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. No service charge will be made for any registration of transfer or exchange of certificated Notes, but NCB may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. With respect to registration of transfer and exchange of Book-Entry Notes, see "-- Book-Entry Notes" below and "Description of Debt Securities -- Global Securities" in the accompanying Prospectus.

     Interest rates, interest rate bases and various other variable terms of the Notes described in this Prospectus Supplement are subject to change by NCB from time to time, but no change will affect any Note already issued or as to which an offer to purchase has been accepted by NCB.

INTEREST

     Each interest-bearing Note will bear interest from and including its issue date or from and including the most recent interest payment date with respect to which interest on that Note (or any predecessor Note) has been paid or duly provided for to, but excluding, the relevant interest payment date (or the Maturity Date) at the fixed rate per annum, or at the rate per annum determined pursuant to the interest rate formula, stated in that Note and in the applicable Pricing Supplement, until the principal of that Note is paid or made available for payment. Interest payments, if any, will be in the amount of interest accrued from and including the next preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the date of issue, if no interest has been paid with respect to that Note) to, but excluding, the applicable interest payment date or Maturity Date, as the case may be.

     The Notes (including any Zero Coupon Note) may be issued with original issue discount as defined for United States federal income tax purposes. Holders of Notes issued with original issue discount may be required to include amounts of accrued interest in gross income for federal income tax purposes in advance of the receipt of the cash to which that income is attributable. See "United States Taxation -- United States Holders -- Original Issue Discount".

     Interest, if any, will be payable in arrears on each interest payment date and at Maturity. Interest will be payable generally to the person (which, in the case of a Book-Entry Note, shall be the Depositary) in whose name a Note (or any predecessor Note) is registered at the close of business on the Regular Record Date next preceding each interest payment date; provided, however, that interest payable at Maturity will be payable to the person (which, in the case of a Book-Entry Note, shall be the Depositary) to whom principal shall be payable. Unless otherwise indicated in the applicable Pricing Supplement, the first payment of interest on any Note originally issued between a Regular Record Date and an interest payment date will be made on the second interest payment date following the issue date of that Note to the holder of record on the Regular Record Date with respect to such second interest payment date. With respect to payments of interest on Book-Entry Notes, see "-- Book-Entry Notes" below.

     Each interest-bearing Note will bear interest at either a fixed rate or a variable rate determined by reference to an interest rate formula, which may be adjusted by adding or subtracting the Spread and/or multiplying by the Spread Multiplier as indicated in the applicable Pricing Supplement.

FIXED RATE NOTES

     The applicable Pricing Supplement relating to a Fixed Rate Note will designate a fixed rate of interest per annum payable on the Fixed Rate Note. Unless otherwise indicated in the applicable Pricing Supplement, the interest payment dates with respect to Fixed Rate Notes (other than Amortizing Notes) will be May 1 and November 1 of each year and at Maturity and the Regular Record Dates for the Fixed Rate Notes will be the April 15 and October 15 next preceding the relevant interest payment dates. Unless otherwise indicated in the applicable Pricing Supplement, interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     If any interest payment date or the Maturity of a Fixed Rate Note falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date or at Maturity, as the case may be, to the date of the payment on the next succeeding Business Day.

FLOATING RATE NOTES

     The applicable Pricing Supplement relating to a Floating Rate Note will designate an Interest Rate Basis for that Floating Rate Note. Interest on Floating Rate Notes will be determined by reference to the applicable Interest Rate Basis or Interest Rate Bases, which may, as described below, include:

     - the CD Rate,

     - the CMT Rate,

     - the Commercial Paper Rate,

     - the Federal Funds Rate,

     - LIBOR,

     - the Prime Rate,

     - the Treasury Rate, or

     - any other Interest Rate Basis or interest rate formula as may be specified in the applicable Pricing Supplement.

     In addition, a Floating Rate Note may bear interest with respect to two or more Interest Rate Bases, and a Floating Rate Note may bear interest at the lowest or highest or average of two or more interest rate formulae. The applicable Pricing Supplement for a Floating Rate Note also will specify the Spread and/or Spread Multiplier, if any, and the maximum or minimum interest rate limitation, if any, applicable to each Note. In addition, the Pricing Supplement will define or particularize for each Floating Rate Note the following terms, if applicable: Calculation Agent (which may be the Trustee or an Agent), Calculation Date, Initial Interest Rate, interest payment dates, Regular Record Dates, Index Maturity, Interest Determination Dates and Interest Reset Dates with respect to that Note. See "Glossary" for definitions of certain of the foregoing terms. The interest rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below. Except as set forth above or in the applicable Pricing Supplement, the interest rate in effect on each day shall be:

     - if that day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding that Interest Reset Date, or

     - if that day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

     Subject to applicable provisions of law and except as described in this Prospectus Supplement, the rate of interest on a Floating Rate Note beginning on any Interest Reset Date with respect to the Floating Rate Note will be the rate of interest determined by the Calculation Agent as of the Interest Determination Date pertaining to that Interest Reset Date in accordance with the applicable provisions described below.

     The Interest Reset Date for each Floating Rate Note will be daily, weekly, monthly, quarterly, semi-annually or annually, as specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the Interest Reset Date will be, in the case of Floating Rate Notes which reset daily, each Business Day; in the case of Floating Rate Notes (other than Treasury Rate Notes) which reset weekly, the Wednesday of each week; in the case of Treasury Rate Notes which reset weekly, except as provided in this as well as the following paragraph, the Tuesday of each week; in the case of Floating Rate Notes which reset monthly, the third Wednesday of each month; in the case of Floating Rate Notes which reset quarterly, the third Wednesday of March, June, September and December; in the case of Floating Rate Notes which reset semi-annually, the third Wednesday of two months of each year, as indicated in the applicable Pricing Supplement; and in the case of Floating Rate Notes which reset annually, the third Wednesday of one month of each year, as indicated in the applicable Pricing Supplement. If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day with respect to the Note, the Interest Reset Date shall be the next succeeding Business Day with respect to the Note, except that if the Note is a LIBOR Note and the next succeeding London Business Day falls in the next succeeding calendar month, the Interest Reset Date shall be the immediately preceding London Business Day. In addition, in the case of a Floating Rate Note for which the Treasury Rate is an applicable Interest Rate Basis, if the Interest Determination Date would otherwise fall on an Interest Reset Date, then the applicable Interest Reset Date will be postponed to the next succeeding Business Day.

     The Interest Determination Date pertaining to an Interest Reset Date for a CD Rate Note (the "CD Rate Interest Determination Date"), a CMT Rate Note (the "CMT Rate Interest Determination Date"), a Commercial Paper Rate Note (the "Commercial Paper Interest Determination Date"), a Federal Funds Rate Note (the "Federal Funds Interest Determination Date"), or a Prime Rate Note (the "Prime Rate Interest Determination Date") will be the second Business Day preceding the Interest Reset Date with respect to that Note. The Interest Determination Date pertaining to an Interest Reset Date for a LIBOR Note (the "LIBOR Interest Determination Date") will be the second London Business Day preceding that Interest Reset Date, unless the Designated LIBOR Currency is British pounds sterling, in which case the LIBOR Interest Determination Date will be the applicable Interest Reset Date. The Interest Determination Date pertaining to an Interest Reset Date for a Treasury Rate Note (the "Treasury Interest Determination Date") will be the day on which Treasury Bills are normally auctioned for the week in which that Interest Reset Date falls, or if no auction is held for that week, the Monday of that week (or if Monday is a legal holiday, the next succeeding Business Day) and the Interest Reset Date will be the Business Day immediately following that Treasury Interest Determination Date. Treasury Bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that the auction may be held on the preceding Friday. If an auction for the week is held on the preceding Friday, that preceding Friday shall be the Treasury Interest Determination Date for that week, provided, further, that if the Interest Determination Date would otherwise fall on an Interest Reset Date, then the Interest Reset Date will be postponed to the next succeeding Business Day. The Interest Determination Date pertaining to a Floating Rate Note the interest rate of which is determined by reference to two or more Interest Rate Bases will be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date for the Floating Rate Note on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

     A Floating Rate Note may have either or both of the following:

     - a maximum numerical interest rate limitation, or ceiling, on the rate of interest which may accrue during any interest period; and

     - a minimum numerical interest rate limitation, or floor, on the rate of interest which may accrue during any interest period.

     In addition to any maximum interest rate which may be applicable to any Floating Rate Note, the interest rate on any Floating Rate Note will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application. Under present New York law the maximum rate of interest, with certain exceptions, for any loan in the amount of less than $250,000 is 16%, and for any loan in the amount of $250,000 or more but less than $2.5 million, is 25% per annum on a simple interest basis. These limits do not apply to Notes in which $2,500,000 or more has been invested.

     Unless otherwise indicated in the applicable Pricing Supplement and except as provided below, the interest payment date will be,

     - in the case of Floating Rate Notes which reset daily, weekly or monthly, the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year (as indicated in the applicable Pricing Supplement);

     - in the case of Floating Rate Notes which reset quarterly, the third Wednesday of March, June, September and December of each year;

     - in the case of Floating Rate Notes which reset semi-annually, the third Wednesday of the two months of each year specified in the applicable Pricing Supplement;

     - in the case of Floating Rate Notes which reset annually, the third Wednesday of the month specified in the applicable Pricing Supplement; and

     - at Maturity.

     If, pursuant to the above provisions, an interest payment date with respect to any Floating Rate Note (other than an interest payment date at Maturity) would otherwise be a day that is not a Business Day with respect to that Note, the interest payment date shall be the next succeeding Business Day with respect to that Note, except that if the Note is a LIBOR Note and the next succeeding London Business Day falls in the next succeeding calendar month, the interest payment date shall be the immediately preceding London Business Day. If the Maturity of a Floating Rate Note falls on a day that is not a Business Day, the payment of principal, premium, if any, and interest will be made on the next succeeding Business Day, and no interest on the payment shall accrue from and after the Maturity of that Note. Unless otherwise indicated in the applicable Pricing Supplement, the Regular Record Date with respect to Floating Rate Notes shall be the date 15 calendar days prior to each interest payment date, whether or not that date shall be a Business Day.

     Unless otherwise specified in the applicable Pricing Supplement, the interest accrued from and including the date of issue, or from and including the last date to which interest has been paid or duly provided for, is calculated by multiplying the face amount of the Floating Rate Note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period from and including the date of issue, or from and including the last date to which interest has been paid or duly provided for, to but excluding the date for which accrued interest is being calculated. Unless otherwise specified in the Note and the applicable Pricing Supplement, the interest factor for each day is computed by dividing the interest rate applicable to that date by 360 (or, in the case of Treasury Rate Notes or CMT Rate Notes, by the actual number of days in the year).

     The interest factor for Floating Rate Notes for which the interest rate is calculated with reference to two or more Interest Rate Bases will be calculated in the same manner as if only the Applicable Interest Rate Basis specified in the applicable Pricing Supplement applied.

     Unless otherwise specified in a Pricing Supplement, all percentages resulting from any calculation on Floating Rate Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or
 .09876545) being rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544)
being rounded to 9.87654% (or .0987654)), and all dollar amounts used in or resulting from this calculation on Floating Rate Notes will be rounded to the nearest cent or, in the case of Foreign Currency Notes, the nearest unit (with one-half cent or five one-thousandths of a unit being rounded upwards).

     Upon the request of the holder of any Floating Rate Note, the Calculation Agent will provide the interest rate then in effect, and, if determined, the interest rate which will become effective as of the next Interest Reset Date for that Floating Rate Note. All determinations and calculations made by the Calculation Agent will, absent manifest error, be conclusive and binding on the holders and NCB.

     CD Rate Notes. Each CD Rate Note will bear interest at the interest rate (calculated with reference to the CD Rate and the Spread and/or Spread Multiplier, if any) specified on the face of the applicable CD Rate Note and in the applicable Pricing Supplement.

     - Unless otherwise indicated in the applicable Pricing Supplement, "CD Rate" means, with respect to any CD Rate Interest Determination Date, the rate on that date for negotiable United States dollar certificates of deposit having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the heading "CDs (secondary market)".

     - In the event that the above rate is not published prior to 3:00 P.M., New York City time, on the Calculation Date pertaining to that CD Rate Interest Determination Date, then the CD Rate shall be the rate on that CD Rate Interest Determination Date set forth in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying that rate, for that day in respect of certificates of deposit having the Index Maturity specified in the applicable Pricing Supplement under the caption "CDs (secondary market)".

     - If by 3:00 P.M., New York City time, on the related Calculation Date the CD Rate is not yet published in either H.15(519) or H.15 Daily Update or another recognized electronic source, the CD Rate for that CD Interest Determination Date shall be calculated by the Calculation Agent and shall be the arithmetic mean of the secondary market offered rates, as of 10:00 A.M., New York City time, on that CD Rate Interest Determination Date, of three leading nonbank dealers of negotiable United States dollar certificates of deposit in The City of New York selected by the Calculation Agent (which may include one or more of the Agents or their affiliates) for negotiable United States dollar certificates of deposit of major United States money market banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity specified in the applicable Pricing Supplement in an amount that is representative for a single transaction in that market at that time.

     - If fewer than three dealers selected by the Calculation Agent are quoting as set forth above, the CD Rate will be the CD Rate in effect on that CD Rate Interest Determination Date.

     CMT Rate Notes. CMT Rate Notes will bear interest at the rates (calculated with reference to the CMT Rate and the Spread and/or Spread Multiplier, if any) specified in the CMT Rate Notes and in the applicable Pricing Supplement.

     - Unless otherwise indicated in the applicable Pricing Supplement, "CMT Rate" means, with respect to any CMT Rate Interest Determination Date, the rate displayed on the Designated CMT Telerate Page under the caption ". . . Treasury Constant Maturities . . . Federal Reserve Board Release
       H.15 . . . Mondays Approximately 3:45 P.M.", under the column for the Designated CMT Maturity Index for (i) if the Designated CMT Telerate Page is 7051, the rate on the CMT Rate Interest Determination Date and (ii) if the Designated CMT Telerate Page is 7052, the weekly or monthly average, as specified in the applicable Pricing Supplement, for the week or the month, as applicable, ended immediately preceding the week or month, as applicable, in which the related CMT Rate Interest Determination Date falls.

     - In the event the rate is no longer displayed on the relevant page, or is not displayed prior to 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for that CMT Rate Interest Determination Date will be the treasury constant maturity rate for the Designated CMT Maturity Index, as published in H.15(519).

     - If the rate is no longer published, or is not published by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for the CMT Rate Interest Determination Date will be the treasury constant maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the CMT Rate Interest Determination Date with respect to the applicable Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519).

     - If the above information is not provided by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for the CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 P.M., New York City time, on the CMT Rate Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in The City of New York (which may include one or more of the Agents or their affiliates) selected by the Calculation Agent (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than the Designated CMT Maturity Index minus one year.

     - If the Calculation Agent cannot obtain three applicable Treasury Note quotations, the CMT Rate for the CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 P.M., New York City time, on the CMT Rate Interest Determination Date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100 million. If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT Rate will be based on the arithmetic mean of the offered rates obtained and neither the highest nor the lowest of these quotes will be eliminated.

     - If fewer than three Reference Dealers selected by the Calculation Agent are quoting as described above, the CMT Rate will be the CMT Rate in effect on the CMT Rate Interest Determination Date. If two Treasury Notes with an original maturity as described in the third preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, the Calculation Agent will obtain quotes for the Treasury Note with the shorter remaining term to maturity, which will be used.

     Commercial Paper Rate Notes. Each Commercial Paper Rate Note will bear interest at the interest rate (calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any) specified on the face of the Commercial Paper Rate Note and in the applicable Pricing Supplement.

     - Unless otherwise indicated in the applicable Pricing Supplement, "Commercial Paper Rate" means, with respect to any Commercial Paper Interest Determination Date, the Money Market Yield (calculated as described below) on the date of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the heading "Commercial
       Paper -- Nonfinancial".

     - In the event that that rate is not published prior to 3:00 P.M., New York City time, on the Calculation Date pertaining to that Commercial Paper Interest Determination Date, then the Commercial Paper Rate on that Commercial Paper Rate Interest Determination Date will be the Money Market Yield of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement as published in H.15 Daily Update, or another recognized electronic source used for the purpose of displaying the rate, under the heading "Commercial Paper -- Nonfinancial".

     - If by 3:00 P.M., New York City time, on the related Calculation Date the rate is not yet published in either H.15(519) or H.15 Daily Update or another recognized electronic source, the Commercial Paper Rate for that Commercial Paper Interest Determination Date will be the Money Market Yield of the arithmetic mean, as calculated by the Calculation Agent on that Commercial Paper Interest Determination Date, of the offered rates, as of approximately 11:00 A.M., New York City time, on that Commercial Paper Interest Determination Date, of three leading dealers of United States dollar commercial paper in The City of New York selected by the Calculation Agent (which may include one or more of the Agents or their affiliates) for commercial paper having the Index Maturity specified in the applicable Pricing Supplement placed for industrial issuers whose bond rating is "Aa", or the equivalent, from a nationally recognized statistical rating agency.

     - If fewer than three dealers selected as aforesaid by the Calculation Agent are quoting as mentioned in this sentence, the Commercial Paper Rate will be the Commercial Paper Rate in effect on the Commercial Paper Interest Determination Date.

     "Money Market Yield" shall be a yield (expressed as a percentage) calculated in accordance with the following formula:

                    Money Market Yield =     D X 360
                                          -------------  X 100
                                          360 - (D X M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

     Federal Funds Rate Notes. Each Federal Funds Rate Note will bear interest at the interest rate (calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any) specified on the face of the Federal Funds Rate Note and in the applicable Pricing Supplement.

     - Unless otherwise indicated in the applicable Pricing Supplement, "Federal Funds Rate" means, with respect to any Federal Funds Interest Determination Date, the rate on that date for United States dollar Federal Funds as published in H.15(519) under the heading "Federal Funds

       (Effective)", as displayed on Bridge Telerate, Inc. (or any successor service) on page 120 or any other page which may replace the applicable page on that service.

     - In the event that the rate does not appear on Bridge Telerate, Inc. Page 120 or is not published prior to 3:00 P.M., New York City time on the Calculation Date pertaining to the Federal Funds Interest Determination Date, then the Federal Funds Rate will be the rate on the Federal Funds Interest Determination Date for United States dollar federal funds as published in H.15 Daily Update under the heading "Federal Funds (Effective)", or other recognized electronic source used for the purpose of displaying the applicable rate under the caption "Federal Funds (Effective)".

     - If by 3:00 P.M., New York City time, on the Calculation Date that rate is not yet published in either H.15(519) or H.15 Daily Update or another recognized electronic source, the Federal Funds Rate for that Federal Funds Interest Determination Date shall be the arithmetic mean, as calculated by the Calculation Agent on the Federal Funds Interest Determination Date of the rates for the last transaction in overnight United State dollar Federal Funds arranged by three leading brokers of United States dollar federal funds transactions in The City of New York (which may include one or more of the Agents or their affiliates) selected by the Calculation Agent prior to 9:00 a.m., New York City time, on the Federal Funds Rate Interest Determination Date.

     - If fewer than three brokers selected as aforesaid by the Calculation Agent are quoting as mentioned in this sentence, the Federal Funds Rate will be the Federal Funds Rate in effect on the Federal Funds Interest Determination Date.

     LIBOR Notes. Each LIBOR Note will bear interest at the interest rate (calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any) specified on the face of the applicable LIBOR Note and in the applicable Pricing Supplement.

     Unless otherwise specified in the applicable Pricing Supplement, "LIBOR" means the rate determined in accordance with the following provisions:

     - With respect to any LIBOR Interest Determination Date, LIBOR will be either (a) if "LIBOR Telerate" is specified in the applicable Pricing Supplement, or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Pricing Supplement as the method for calculating LIBOR, the rate for deposits in the Designated LIBOR Currency having the Index Maturity specified in the applicable Pricing Supplement, commencing on the Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on the LIBOR Interest Determination Date, or (b) if "LIBOR Reuters" is specified in the applicable Pricing Supplement, the arithmetic mean of the offered rates (unless the Designated LIBOR Page by its terms provides only for a single rate in which case that single rate shall be used) for deposits in the Designated LIBOR Currency having the Index Maturity specified in the Pricing Supplement, commencing on the applicable Interest Reset Date, that appear (or, if only a single rate is required as aforesaid, appears) on the Designated LIBOR Page as of 11:00 A.M., London time, on the LIBOR Interest Determination Date. If fewer than two offered rates so appear, or if no rate so appears, as applicable, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described below.

     - With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, the Calculation Agent will request the principal London office of each of four major reference banks (which may include the Agents or their affiliates) in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the Index Maturity specified in the applicable Pricing Supplement, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on the LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time. If at least two of the above quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the above quotations. If fewer than two such quotations are so provided, then LIBOR on the LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on the LIBOR Interest Determination Date by three major banks which may include affiliates of the Agent in the Principal Financial Center selected by the Calculation Agent for loans in the Designated LIBOR Currency to leading European banks, having the Index Maturity specified in the applicable Pricing Supplement and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of the LIBOR Interest Determination Date will be LIBOR in effect on the LIBOR Interest Determination Date.

     Prime Rate Notes. Each Prime Rate Note will bear interest at the interest rate (calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any) specified on the face of the applicable Prime Rate Note and in the applicable Pricing Supplement.

     - Unless otherwise indicated in the applicable Pricing Supplement, "Prime Rate" means, with respect to any Prime Rate Note as of any Prime Rate Interest Determination Date, the rate set forth on such date in H.15(519) under the heading "Bank Prime Loan".

     - If the rate is not published prior to 3:00 P.M., New York City time, on the Calculation Date, then the Prime Rate will be the rate on the Prime Rate Interest Determination Date as published in H.15 Daily Update or other recognized electronic source used for the purpose of displaying this rate, under the caption "Bank Prime Loan" or such other recognized electronic source used for the purpose of displaying the applicable rate under the caption "Bank Prime Loan".

     - In the event that such rate is not published in either H.15(519) or H.15 Daily Update or another recognized electronic source prior to 3:00 P.M., New York City time, on the Calculation Date, then the Prime Rate will be the arithmetic mean of the rates of interest publicly announced by each bank that appear on the Reuters Screen US PRIME 1 Page, as that bank's prime rate or base lending rate as in effect for that Prime Rate Interest Determination Date at 11:00 A.M. New York City time. If fewer than four such rates appear on the Reuters Screen US PRIME 1 Page for the Prime Rate Interest Determination Date, the Prime Rate will be the arithmetic mean of the announced prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by 360 as of the close of business on that Prime Rate Interest Determination Date by three major banks in The City of New York selected by the Calculation Agent (which may include the Agents or their affiliates).

     - If the banks selected as aforesaid are not quoting as mentioned above, the Prime Rate will be the Prime Rate then in effect on the Prime Rate Interest Determination Date.

     Treasury Rate Notes. Each Treasury Rate Note will bear interest at the interest rate (calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any) specified on the face of the applicable Treasury Rate Note and in the applicable Pricing Supplement.

     - Unless otherwise indicated in the applicable Pricing Supplement, "Treasury Rate" means, with respect to any Treasury Interest Determination Date, the rate from the auction held on such Treasury Rate Interest Determination Date (the "Auction") of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the applicable Pricing Supplement under the caption "INVESTMENT RATE" on the display on Bridge Telerate, Inc. (or any successor service) on page 56 (or any other page as may replace such page on such service) ("Telerate Page 56") or page 57 (or any other page as may replace such page on such service) ("Telerate Page 57").

     - If not so published by 3:00 P.M., New York City time, on the Calculation Date pertaining to the Treasury Interest Determination Date, the Treasury Rate will be the Bond Equivalent Yield of the rate for the applicable Treasury Bills as displayed in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities Treasury Bills/Auction High".

     - In the event that the rate described above is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Treasury Rate will be the Bond Equivalent Yield of the auction rate of the applicable Treasury Bills announced by the United States Department of the Treasury.

     - In the event that the auction rate of Treasury Bills having the Index Maturity specified in the applicable Pricing Supplement is not so announced by the United States Department of the Treasury by 3:00 P.M., New York City time on the related Calculation Date, or if no Auction is held, then the Treasury Rate will be the Bond Equivalent Yield of the rate on the Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity specified in the applicable Pricing Supplement as published in H.15(519) under the caption "U.S. Government Securities/ Treasury Bills/Secondary Market".

     - In the event that the rate referred to above is not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Treasury Rate will be the rate on the applicable Interest Determination Date of the Treasury Bills having the Index Maturity specified in the applicable Pricing Supplement as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/Treasury Bills/Secondary Market".

     - In the event that the rates are not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant Calculation Date, then the Treasury Rate shall be calculated by the Calculation Agent and shall be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on the Treasury Rate Interest Determination Date, of three primary United States government securities dealers (which may include the Agents or their affiliates) selected by the Calculation Agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Pricing Supplement.

     - If fewer than three of the dealers selected as aforesaid by the Calculation Agent are quoting as mentioned in the preceding sentence, the Treasury Rate will be the Treasury Rate in effect on the Treasury Interest Determination Date.

     "Bond Equivalent Yield" means a yield calculated in accordance with the following formula and expressed as a percentage:

                   Bond Equivalent Yield =      D X N
                                            -------------  X 100
                                            360 - (D X M)

where "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

ORIGINAL ISSUE DISCOUNT NOTES

     NCB may from time to time offer Original Issue Discount Notes. Original Issue Discount Notes may not bear any interest currently or may bear interest at a rate that is below market rates at the time of issuance. In the event of redemption, repayment or acceleration of maturity of an Original Issue Discount Note, the amount payable to the holder of the Original Issue Discount Note will be equal to the sum of (i) the issue price (increased by any accruals of Discount) and, in the event of any redemption of the Original Issue Discount Note (if applicable), multiplied by the initial redemption percentage, as adjusted by the annual redemption percentage reduction, if applicable, in each case as defined in the applicable Pricing Supplement, and (ii) any unpaid interest accrued on the Original Issue Discount Notes to the date of the redemption, repayment or acceleration of maturity, as the case may be.

     Unless otherwise specified in the applicable Pricing Supplement, for purposes of determining the amount of Discount that has accrued as of any date on which a redemption, repayment or acceleration of maturity occurs for an Original Issue Discount Note, the Discount will be accrued using a constant yield method. The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the period from the date of issue to the initial interest payment date, corresponds to the shortest period between interest payment dates for the applicable Original Issue Discount Note (with ratable accruals within a compounding period), a coupon rate equal to the initial coupon rate applicable to the Original Issue Discount Note and an assumption that the maturity of the Original Issue Discount Note will not be accelerated. If the period from the date of issue to the initial interest payment date for an Original Issue Discount Note is shorter than the compounding period for the Original Issue Discount Note, a proportionate amount of the yield for an entire compounding period will be accrued. If the period from the date of issue to the initial interest payment date for an Original Issue Discount Note is longer than the compounding period, then that period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence.

     In addition, a Note issued at a discount may, for United States federal income tax purposes, be considered an Original Issue Discount Note, regardless of the amount payable upon redemption or acceleration of Maturity of such Note. See "United States Taxation -- Original Issue Discount".

FOREIGN CURRENCY NOTES

     Notes may be issued as Foreign Currency Notes, with the principal and any premium and interest documented and payable in a foreign currency or currency unit. Unless otherwise indicated in the applicable Pricing Supplement, a Foreign Currency Note will not be sold in, or to a resident of, the country of the Specified Currency in which the Note is denominated.

     NCB is obligated to make payments of principal of and any premium and interest on Foreign Currency Notes in the Specified Currency or, if the Specified Currency is not at the time of the payment legal tender in the country which issued such Specified Currency (or, if the Specified Currency is Euro, in the member states of the European Union that have adopted the single currency), in such other coin or currency as at the time of such payment is legal tender for the payment of such debts in such country (or member state, if the Specified Currency is Euro). Any such amounts paid by NCB will, unless otherwise specified in the applicable Pricing Supplement, be converted by the Exchange Rate Agent to U.S. dollars for payment to holders. Principal of, and any premium and interest on, a Foreign Currency Note paid in U.S. dollars will be paid in the manner described in this Prospectus Supplement, in the accompanying Prospectus and in the applicable Pricing Supplement with respect to Notes denominated and payable in U.S. dollars.

     Unless otherwise specified in the applicable Pricing Supplement, any U.S. dollar amount to be received by a holder of a Foreign Currency Note will be based on the highest bid quotation in The City of New York received by the Exchange Rate Agent at approximately 11:00 A.M., New York City time, on the second Business Day preceding the applicable payment date from three recognized foreign exchange dealers (one of which may be the Exchange Rate Agent or an Agent) selected by the Exchange Rate Agent and approved by NCB for the purchase by the quoting dealer of the Specified Currency for U.S. dollars for settlement on the payment date in the aggregate amount of the Specified Currency payable to all holders of Foreign Currency Notes scheduled to receive U.S. dollar payments and at which the applicable dealer commits to execute a contract. If three such bid quotations are not available, payments will be made in the Specified Currency. All currency exchange costs will be borne by the holder of the Foreign Currency Note by deductions from these payments.

     Unless otherwise specified in the applicable Pricing Supplement, a holder of a Foreign Currency Note may elect to receive payments of principal of and any premium and interest on the Note in the Specified Currency (a "Specified Currency Payment Election") by delivery of a written request for the payment (including, in the case of an election with respect to payments at Maturity, appropriate wire transfer instructions) to the Trustee at its Corporate Trust Office in the Borough of Manhattan, The City of New York, on or prior to the relevant Regular Record Date or the fifteenth day prior to Maturity, as the case may be. This request may be in writing (mailed or hand delivered) or by cable, telex or other form of facsimile transmission. A holder of a Foreign Currency Note may elect to receive payment in the Specified Currency for all payments of principal and any premium and interest and need not file a separate election for each payment. This election will remain in effect until revoked by written notice to the Trustee, but written notice of any such revocation must be received by the Trustee on or prior to the relevant Regular Record Date or the fifteenth day prior to Maturity, as the case may be.

     Interest on a Foreign Currency Note paid in the Specified Currency will be paid by check mailed to the address of the person entitled thereto as its address shall appear in the security register. All checks payable in a Specified Currency will be drawn on a bank located outside the United States. Payments at Maturity of principal of and any premium and interest on Foreign Currency Notes in the Specified Currency will be made by wire transfer to an account with a bank located in the country of the Specified Currency (or, in the case of Euros (Brussels), as shall have been designated at least fifteen days prior to Maturity by the holder, provided that the Note is presented at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, in time for the paying agent to make these payments in such funds in accordance with its normal procedures.

     Holders of Foreign Currency Notes whose Notes are to be held in the name of a broker or nominee should contact the broker or nominee to determine whether and how to make a Specified Currency Payment Election. In general, unless otherwise specified in the applicable Pricing Supplement, a beneficial owner of Book-Entry Notes denominated in a Specified Currency electing to receive payments of principal or any premium or interest in the Specified Currency must notify the participant through which its interest is held on or prior to the applicable Regular Record Date, in the case of a payment of interest, and on or prior to the fifteenth day prior to Maturity, in the case of a payment of principal or premium, of the beneficial owner's election to receive all or a portion of the payment in a Specified Currency. The participant must notify the Depositary of this election on or prior to the third Business Day after the Regular Record Date.

AVAILABILITY OF SPECIFIED CURRENCY

     If the Specified Currency for a Foreign Currency Note is not available for the required payment of principal, premium, if any, and/or interest, if any, in respect of the Foreign Currency Note due to the imposition of exchange controls or other circumstances beyond the control of NCB, NCB will be entitled to satisfy its obligations to the holder of the applicable Foreign Currency Note by making the payment in United States dollars on the basis of the Market Exchange Rate, computed by the Exchange Rate Agent, on the second Business Day prior to the related payment or, if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate, or as otherwise specified in the applicable Pricing Supplement.

     The "Market Exchange Rate" for a Specified Currency other than United States dollars means the noon dollar buying rate in The City of New York for cable transfers for the Specified Currency as certified for customs purposes (or, if not so certified, as otherwise determined) by the Federal Reserve Bank of New York. Any payment made in United States dollars under these circumstances where the required payment is in a Specified Currency other than United States dollars will not constitute an Event of Default under the applicable Indenture with respect to the Notes.

     All determinations referred to above made by the Exchange Rate Agent shall be at its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and binding on the holders of the Foreign Currency Notes.

     The authorized denominations of Foreign Currency Notes will be indicated in the applicable Pricing Supplement.

     Unless otherwise indicated in the applicable Pricing Supplement, purchasers are required to pay for Foreign Currency Notes in the currency specified in the applicable Pricing Supplement (the "Specified Currency"). At the present time there are limited facilities in the United States for the conversion of U.S. dollars into foreign currencies and vice versa, and banks do not generally offer non-U.S. dollar checking or savings account facilities in the United States. If requested on or prior to the third Business Day preceding the date of delivery of the Notes, or by another day as determined by the Agent who presented the offer to purchase Notes to NCB, the Agent is prepared to arrange for the conversion of U.S. dollars into the Specified Currency to enable the purchasers to pay for the Notes. Each conversion will be made by the Agent on the terms and subject to the conditions, limitations and charges as the Agent may from time to time establish in accordance with its regular foreign exchange practices. All costs of exchange will be borne by the purchasers of the Foreign Currency Notes.

JUDGMENTS

     Under current New York law, a state court in the State of New York rendering a judgment in respect of a Foreign Currency Note would be required to render a judgment in the Specified Currency, and any judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment. Accordingly, the holder of the applicable Foreign Currency Note would be subject to exchange rate fluctuations between the date of entry of a judgment in a foreign currency and the time the amount of the foreign currency judgment is paid to the holder in United States dollars and converted by the holder into the Specified Currency. It is not certain, however, whether a non-New York state court would follow the same rules and procedures with respect to conversions of foreign currency judgments.

     NCB will indemnify the holder of any Note against any loss incurred by the holder as a result of any judgment or order being given or made for any amount due under the applicable Note and the judgment or order requiring payment in a currency (the "Judgment Currency") other than the Specified Currency, and as a result of any variation between:

     - the rate of exchange at which the Specified Currency amount is converted into the Judgment Currency for the purpose of the judgment or order, and

     - the rate of exchange at which the holder of a Note, on the date of payment of judgment or order, is able to purchase the Specified Currency with the amount of the Judgment Currency actually received by a holder, as the case may be.

INDEXED NOTES

     Notes may be issued as Indexed Notes, with the amount payable at Maturity, the amount of interest payable on an interest payment date, or both, to be determined by reference to currencies, commodity prices, financial or non-financial indices or other factors, as indicated in the applicable Pricing Supplement. Holders of Indexed Notes may receive a principal amount at Maturity that is greater than or less than the face amount of the Notes depending upon the fluctuation of the relative value, rate or price of the specified index. Specific information pertaining to the method for determining the principal amount payable at Maturity, historical information with respect to the specified indexed item or items and the face amount of the Indexed Note and any additional tax considerations will be described in the applicable Pricing Supplement.

AMORTIZING NOTES

     NCB may from time to time offer Amortizing Notes, with payments of principal and interest made in equal installments over the life of the Note. Payments of principal of and interest on Amortizing Notes will be made in equal installments at periodic intervals as are specified in the applicable Pricing Supplement and at Maturity. A table setting forth payment information in respect of each Amortizing Note will be included in the applicable Pricing Supplement and set forth in the Notes. Unless otherwise specified in the applicable Pricing Supplement, interest on each Amortizing Note will be computed on the basis of a 360-day year of twelve 30-day months. Payments with respect to Amortizing Notes will be applied first to interest due and payable thereon and then to the reduction of the unpaid principal amount of the Amortizing Notes. Further information concerning additional terms and conditions of any issue of Amortizing Notes will be provided in the applicable Pricing Supplement.

EXTENSION OF MATURITY

     An applicable Pricing Supplement will indicate whether NCB has the option to extend the Stated Maturity of the Note (other than an Amortizing Note) for one or more periods up to but not beyond a date set forth in the Pricing Supplement. If NCB has this option with respect to any applicable Note, the procedures relating thereto will be as set forth in the applicable Pricing Supplement.

RENEWABLE NOTES

     An applicable Pricing Supplement will indicate whether the Notes offered under it (other than an Amortizing Note) will mature unless the term of all or any portion of the Note is renewed in accordance with the procedures described in the applicable Pricing Supplement.

SINKING FUND

     Unless otherwise specified in an applicable Pricing Supplement, the Notes will not be subject to any sinking fund or analogous provisions. If NCB will be obligated to redeem or repurchase Notes pursuant to any relevant provision, the applicable Pricing Supplement will indicate the period or periods within which and the price or prices at which the applicable Notes will be redeemed or repurchased, in whole or in part, pursuant to that obligation and the other detailed terms and provisions of the obligation.

REDEMPTION AT NCB'S OPTION

     Except in the case of Notes which are redeemable as described under "Renewable Notes", if one or more redemption dates (or range of redemption dates) is specified in the applicable Pricing Supplement, the Notes described in the applicable Pricing Supplement will be subject to redemption, in whole or in part, as specified in the Pricing Supplement, in increments of $1,000 or other integral multiple of an authorized denomination, on any of the specified dates (or during any such range of dates) at the option of NCB on written notice given to the holders not less than 30 days' nor more than 60 days' prior to the date of redemption and in accordance with the provisions of the Indenture, at the applicable Redemption Price, together with unpaid interest accrued on the Notes to the redemption date. The "Redemption Price" means an amount equal to the initial redemption percentage specified in the applicable Pricing Supplement (as adjusted by the annual redemption percentage reduction, if any, specified in the applicable Pricing Supplement as set forth below) multiplied by the unpaid principal amount of the Notes to be redeemed. The initial redemption percentage will decline at each anniversary of the initial redemption date by the annual redemption percentage reduction, if any, until the Redemption Price is 100% of unpaid principal amount to be redeemed. In the event of redemption of any Notes in part only, a new Note of like tenor for the unredeemed portion of the Note and otherwise having the same terms and provisions of the Note to be redeemed will be issued by NCB in the name of the holder of the Note upon the presentation and surrender of the Note. If less than the entire principal amount of a Note is redeemed, the principal amount of the Note that remains outstanding after the redemption will be an authorized denomination (which will not be less than the minimum authorized denomination) for the Notes. If less than all Notes of like tenor are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by a method that the Trustee shall deem fair and appropriate. For a discussion of the redemption of Original Issue Discount Notes, see "-- Original Issue Discount Notes".

REPAYMENT AT HOLDER'S OPTION

     Except in the case of Notes which may be extended by NCB and which shall be repayable at the option of the holder as described under "Extension of Maturity", if one or more repayment dates (or range of the specified dates) is specified in the applicable Pricing Supplement, the Notes described in the applicable Pricing Supplement will be subject to repayment, in whole, or from time to time in part, in increments of $1,000 or any multiple of any authorized denomination, as specified in the Pricing Supplement, on any specified date (or during any range of specified dates) or, if that date is not a Business Day, on the first Business Day following that date, at the election of the holder at the repayment price determined as set forth in the applicable Pricing Supplement, together with interest accrued to the repayment date.

     Unless otherwise specified in the applicable Pricing Supplement, in order to exercise an election, a holder must, unless a different notice period is specified in the applicable Pricing Supplement, give to the Trustee not less than 30 days' nor more than 60 days' notice. Unless otherwise specified in the applicable Pricing Supplement, this notice shall consist of either (i) the Note with the form entitled "Option to Elect Repayment" duly completed, or (ii) a telegram, facsimile transmission or a letter from a member of a national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States, setting forth the name of the holder, the principal amount of the Note, the principal amount of the Note to be repaid, the certificate number or a description of the tenor and terms of the Note, a statement that the option to elect repayment is being exercised thereby and a guarantee that the Note, together with the duly completed form entitled "Option to Elect Repayment", will be received by the Trustee not later than the fifth Business Day after the date of telegram, facsimile transmission or letter; provided, however, that the telegram, facsimile transmission or letter shall only be effective if the Note and the form, duly completed, are received by the Trustee by the fifth Business Day.

     Unless otherwise specified in the applicable Pricing Supplement, exercise of a repayment option by a holder will be irrevocable. This option may be exercised with respect to less than the entire principal amount of a Note, provided that the portion remaining outstanding after the repayment is an authorized denomination.

     If a Note is represented by a Book-Entry Note, the Depositary's nominee will be the holder of the Book-Entry Note entitled to exercise a right to repayment. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of an interest in the Note must instruct the broker or other direct or indirect participant through which it holds an interest in the Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a Book-Entry Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary.

     While the Book-Entry Notes are represented by the global securities held by or on behalf of the Depositary, and registered in the name of the Depositary or the Depositary's nominee, the option for repayment may be exercised by the applicable participant that has an account with the Depositary, on behalf of the beneficial owners of the global security or securities representing the Book-Entry Notes, by delivering a written notice substantially similar to the above-mentioned forms to the Trustee at its Corporate Trust Office (or other address of which NCB shall from time to time notify the holders), not more than 60 days nor less than 30 days prior to the date of repayment. Notices of elections from participants on behalf of beneficial owners of the global security or securities representing such Book-Entry Notes to exercise their option to have the Book-Entry Notes repaid must be received by the Trustee by 5:00 P.M., New York City time, on the last day for giving such notice. In order to ensure that a notice is received by the Trustee on a particular day, the beneficial owner of the global security or securities representing such Book-Entry Notes must so direct the applicable participant before the participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners of the global security or securities representing Book-Entry Notes should consult the participants through which they own their interest therein for the respective deadlines for the participants. All notices shall be executed by a duly authorized officer of the participant (with signature guaranteed) and shall be irrevocable. In addition, beneficial owners of the global security or securities representing Book-Entry Notes shall effect delivery at the time these notices of election are given to the Depositary by causing the participant to transfer the beneficial owner's interest in the global security or securities representing these Book-Entry Notes, on the Depositary's records, to the Trustee. See
"-- Book-Entry Notes".

OTHER PROVISIONS; ADDENDA

     Any provisions with respect to the Notes, including without limitation the determination of an Interest Rate Basis, the calculation of the interest rate applicable to a Fixed Rate Note or a Floating Rate Note, and the specification of one or more Interest Rate Bases, the interest payment dates, the Maturity or any other variable term relating to the Notes, may be modified as specified under "Other Provisions" on the face of the Notes or in an addendum relating to the Notes. Those modifications will be specified on the face of those Notes and in the applicable Pricing Supplement.

REPURCHASE

     NCB may at any time purchase Notes at any price in the open market or otherwise. Notes so purchased by NCB may, at its discretion, be held, resold or surrendered to the Trustee for cancellation.

BOOK-ENTRY NOTES

     Upon issuance, all Book-Entry Notes of like tenor and having the same issue date will be represented by one or more fully registered securities in permanent global form (each a "Global Note"). See "Description of Securities -- Global Securities" in the accompanying Prospectus. Each Global Note representing Book-Entry Notes will be deposited with, or on behalf of, the Depositary, located in the Borough of Manhattan, The City of New York, and will be registered in the name of the Depositary or a nominee of the Depositary.

     Ownership of beneficial interests in a Global Note representing Book-Entry Notes will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. NCB has been advised by the Depositary that upon receipt of any payment of principal of or any premium or interest in respect of a Global Note, the Depositary will credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depositary. Ownership of beneficial interests by participants in the Global Note will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for the Global Note. Ownership of beneficial interests in the Global Note by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests to the Global Note.

     Payment of principal of and any premium and interest on Book-Entry Notes represented by any Global Note registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Note representing the Book-Entry Notes. Payments by participants to owners of beneficial interests in a Global Note held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the sole responsibility of the participants. Neither NCB, the Trustee, nor any agent of NCB or the Trustee will have any responsibility or liability for any aspect of the Depositary's records or any participant's records relating to or payments made on account of beneficial ownership interests in a Global Note representing the Book-Entry Notes or for maintaining, supervising or reviewing any of the Depositary's records or any participant's records relating to these beneficial ownership interests.

     No Global Note described above may be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the

Depositary or by the Depositary or any nominee to a successor of the Depositary or a nominee of that successor.

     No Global Note may be exchanged in whole or in part for Notes registered, and no transfer of a Global Note in whole or in part may be registered, in the name of any person other than the Depositary for such Global Note or any nominee of such Depositary unless (i) the Depositary has notified NCB that it is unwilling or unable to continue as Depositary for such Global Note or has ceased to be qualified to act as a depository as required by the applicable Indenture, and a successor depository is not appointed by NCB within 60 days of the date NCB is so informed in writing, (ii) there shall have occurred and be continuing an event of default with respect to the Notes represented by the Global Note or
(iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Pricing Supplement.

     Any Global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for definitive Notes in registered form of any authorized denomination and of like tenor and aggregate principal amount. The Notes shall be registered in the name or names of the person or persons as the Depositary shall instruct the Trustee. It is expected that these instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in the Global Note.

     As long as the Depositary, or its nominee, is the registered holder of a Global Note, the Depositary or the nominee, as the case may be, will be considered the sole owner and holder of the Global Note and the Notes represented thereby for all purposes under the Notes and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Note will not be entitled to have the Global Note or any Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in exchange therefor and will not be considered to be the owners or holders of the Global Note or any Notes represented thereby for any purpose under the Notes or the Indentures. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of the Depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a Holder under the Indentures.

     The Indentures provide that the Depositary, as a holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver, or other action which a holder is entitled to give or take under the Indentures. NCB understands that, under existing industry practices, in the event that NCB requests any action of holders or an owner of a beneficial interest in the Global Note desires to give or take any action that a holder is entitled to give or take under the Indentures, the Depositary would authorize the participants holding the relevant beneficial interests to give or take action, and the participants would authorize beneficial owners owning through participants to give or take action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depositary has advised NCB as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions, including transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                             UNITED STATES TAXATION

     The following summary of the principal United States federal income tax consequences of the ownership of Notes is based upon the opinion of Shea & Gardner, special tax counsel to NCB. It deals only with Notes held as capital assets by initial purchasers, and not with special classes of holders, such as dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, persons that hold Notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the summary deals only with Notes that are due to mature 30 years or less from the date on which they were issued. The United States federal income tax consequences of the ownership of Notes that are due to mature more than 30 years from their date of issue will be discussed in an applicable Pricing Supplement. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

     Prospective purchasers of Notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the ownership of Notes.

UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons under the Code and applicable Treasury regulations thereunder prior to that date, that elect to continue to be treated as United States persons under the Code or applicable Treasury regulations thereunder also will be a United States Holder. Moreover, as used herein, the term "United States Holder" includes any holder of a Note whose income or gain in respect to its investment in a Note is effectively connected with the conduct of a U.S. trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a United States Holder.

  Payments of Interest

     Interest on a Note, whether payable in U.S. dollars or a currency other than U.S. Dollars ("Specified Currency"), other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "Original Issue Discount -- General"), will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

     If an interest payment is denominated in or determined by reference to a Specified Currency, the amount of income recognized by a cash basis United States Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt. If the interest payment is converted into U.S. dollars by the Exchange Rate Agent, as discussed under "Description of the Notes -- Foreign Currency Notes" above, the amount of income recognized by a cash basis holder will be the U.S. dollar amount into which the payment is converted.

     An accrual basis United States Holder may determine the amount of income recognized with respect to an interest payment denominated in, or determined by reference to, a Specified Currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year). Upon receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in, or determined by reference to, a Specified Currency, the United States Holder will recognize ordinary income or loss measured by the difference between the average exchange rate used to accrue interest income and the exchange rate on the basis of which the Exchange Rate Agent converted the interest payment into U.S. dollars, or, if the payment was not so converted, the exchange rate in effect on the date of receipt.

     Under the second method, the United States Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, if a payment of interest is actually received within five Business Days of the last day of the accrual period or taxable year, an electing accrual basis United States Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any such election will apply to all debt instruments held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, and will be irrevocable without the consent of the Internal Revenue Service (the "Service").

  Original Issue Discount

     General. A Note, other than a Note with a term of one year or less (a "short-term Note"), will be treated as issued at an original issue discount (a "Discount Note") if the excess of the Note's "stated redemption price at maturity" over its issue price is more than a de minimis amount (as defined below). Generally, the issue price of a Note will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a Note is the total of all payments provided by the Note that are not payments of "qualified stated interest". A qualified stated interest payment is generally any one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the Note. Special rules for "Variable Rate Notes" (as defined below under "Original Issue
Discount -- Variable Rate Notes") are described below under "Original Issue Discount -- Variable Rate Notes".

     In general, if the excess of a Note's stated redemption price at maturity over its issue price is less than 1/4 of 1 percent of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis original issue discount" and the Note is not a Discount Note. Unless the election described below under "Election to Treat All Interest as Original Issue Discount" is made, a United States Holder of a Note with de minimis original issue discount must include such de minimis original issue discount in income as stated principal payments on the Note are made. The includible amount with respect to each such payment will equal the product of the total amount of the Note's de minimis original issue discount and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

     United States Holders of Discount Notes having a maturity of more than one year from their date of issue must include original issue discount ("OID") in income calculated on a constant-yield method before the receipt of cash attributable to such income, and generally will have to include in income increasingly greater amounts of OID over the life of the Note. The amount of OID includible in income by a United States Holder of a Discount Note is the sum of the daily portions of OID with respect to the Discount Note for each day during the taxable year or portion of the taxable year on which the United States Holder holds such Discount Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Note may be of any length selected by the United States Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Note's adjusted issue price at the beginning of the accrual period and such Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocable to the accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the issue price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments. For purposes of determining the amount of OID allocable to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated pro rata on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the Maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

     Acquisition Premium. A United States Holder that purchases a Note for an amount less than or equal to the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (any such excess being "acquisition premium") and that does not make the election described below under "Election to Treat All Interest as Original Issue Discount" is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the United States Holder's adjusted basis in the Note immediately after its purchase over the adjusted issue price of the Note, and the denominator of which is the excess of the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, over the Note's adjusted issue price.

     Market Discount. A Note, other than a short-term Note, will be treated as purchased at a market discount (a "Market Discount Note") if (i) the amount for which a United States Holder purchased the Note is less than the Note's issue price (as determined above under "Original Issue Discount -- General") and (ii) the Note's stated redemption price at maturity or, in the case of a Discount Note, the Note's "revised issue price," exceeds the amount for which the United States Holder purchased the Note by at least 1/4 of 1 percent of such Note's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the Note's maturity. If such excess is not sufficient to cause the Note to be a Market Discount Note, then such excess constitutes "de minimis market discount". The Code provides that, for these purposes, the revised issue price of a Note generally equals its issue price, increased by the amount of any OID that has accrued on the Note.

     Any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such Note. Alternatively, a United States Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Note. Such an election shall apply to all debt instruments with market discount acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the Service.

     Market discount on a Market Discount Note will accrue on a straight-line basis unless the United States Holder elects to accrue such market discount using a constant-yield method. Such an election shall apply only to the Note with respect to which it is made and may not be revoked. A United States Holder of a Market Discount Note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such Note in an amount not exceeding the accrued market discount on such Note until the maturity or disposition of such Note.

     Pre-Issuance Accrued Interest. If (i) a portion of the initial purchase price of a Note is attributable to pre-issuance accrued interest, (ii) the first stated interest payment on the Note is to be made within one year of the Note's issue date and (iii) the payment will equal or exceed the amount of pre-issuance accrued interest, then the United States Holder may elect to decrease the issue price of the Note by the amount of pre-issuance accrued interest. In that event, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on the Note.

     Notes Subject to Contingencies Including Optional Redemption. If a Note provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies (other than a remote or incidental contingency), whether such contingency relates to payments of interest or of principal, if the timing and amount of the payments that comprise each payment schedule are known as of the issue date and if one of such schedules is significantly more likely than not to occur, the yield and maturity of the Note are determined by assuming that the payments will be made according to that payment schedule. If there is no single payment schedule that is significantly more likely than not to occur (other than because of a mandatory sinking fund), the Note will be subject to the general rules that govern contingent payment obligations. These rules will be discussed in an applicable Pricing Supplement.

     Notwithstanding the general rules for determining yield and maturity in the case of Notes subject to contingencies, if NCB has an unconditional option or options to redeem a Note, or the holder has an unconditional option or options to cause a Note to be repurchased, prior to the Note's Stated Maturity, then (i) in the case of an option or options of NCB, NCB will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on the Note and (ii) in the case of an option or options of the holder, the holder will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on the Note. For purposes of those calculations, the yield on the Note is determined by using any date on which the Note may be redeemed or repurchased as the Stated Maturity and the amount payable on such date in accordance with the terms of the Note as the principal amount payable at maturity.

     If a contingency (including the exercise of an option) actually occurs or does not occur contrary to an assumption made according to the above rules (a "change in circumstances") then, except to the extent that a portion of the Note is repaid as a result of a change in circumstances and solely for purposes of the accrual of OID, the yield and maturity of the Note are redetermined by treating the Note as reissued on the date of the change in circumstances for an amount equal to the Note's adjusted issue price on that date.

     Election to Treat All Interest as Original Issue Discount. A United States Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "Original Issue Discount -- General," with the modifications described below. For purposes of this election, interest includes stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under "Notes Purchased at a Premium") or acquisition premium.

     In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal the electing United States Holder's adjusted basis in the Note immediately after its acquisition, the issue date of the Note will be the date of its acquisition by the electing United States Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the Service. If this election is made with respect to a Note with amortizable bond premium, then the electing United States Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing United States Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the Service.

     If the election to apply the constant-yield method to all interest on a
Note is made with respect to a Market Discount Note, the electing United States Holder will be treated as having made the election discussed above under "Original Issue Discount -- Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such United States Holder.

     Variable Rate Notes. A "Variable Rate Note" is a Note that: (i) has an issue price that does not exceed the total noncontingent principal payments by more than the lesser of (1) the product of (x) the total noncontingent principal payments, (y) the number of complete years to maturity from the issue date and
(z) .015, or (2) 15 percent of the total noncontingent principal payments, and
(ii) provides for stated interest compounded or paid at least annually at (1) one or more "qualified floating rates," (2) a single fixed rate and one or more qualified floating rates, (3) a single "objective rate" or (4) a single fixed rate and a single objective rate that is a "qualified inverse floating rate".

     A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

     A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percent of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to affect significantly the yield on the Note.

     An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party. A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

     If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective have values on the issue date of the Note that do not differ by more than 0.25 percent or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate. Under these rules, Commercial Paper Rate Notes, Prime Rate Notes, CD Rate Notes, CMT Rate Notes, Federal Funds Rate Notes, LIBOR Notes and Treasury Rate Notes will generally be treated as Variable Rate Notes.

     In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the
Note is qualified stated interest and the amount of OID, if any, on the Note is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

     If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or objective rate, or at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitute described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

     If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

     Short-Term Notes. In general, an individual or other cash basis United States Holder of a short-term Note is not required to accrue OID (as specially defined below for the purposes of this paragraph) for United States federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis United States Holders and certain other United States Holders, including banks, regulated investment companies, dealers in securities, common trust funds, United States Holders who hold Notes as part of certain identified hedging transactions, certain pass-through entities and cash basis United States Holders who so elect, are required to accrue OID on short-term Notes on either a straight-line basis or under the constant-yield method (based on daily compounding), at the election of the United States Holder. In the case of a United States Holder not required and not electing to include OID in income currently, any gain realized on the sale or retirement of the short-term Note will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale or retirement. United States Holders who are not required and do not elect to accrue OID on short-term Notes will be required to defer deductions for interest on borrowings allocable to short-term Notes in an amount not exceeding the deferred income until the deferred income is realized.

     For purposes of determining the amount of OID subject to these rules, all interest payments on a short-term Note, including stated interest, are included in the short-term Note's stated redemption price at maturity.

     Foreign Currency Discount Notes. OID for any accrual period on a Discount Note that is a Foreign Currency Note will be determined in the Specified Currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States Holder, as described under "Payments of Interest". Upon receipt of an amount attributable to OID (whether in connection with a payment of interest or the sale or retirement of a Note), a United States Holder may recognize ordinary income or loss.

  Notes Purchased at a Premium

     A United States Holder that purchases a Note for an amount in excess of its principal amount may elect to treat such excess as "amortizable bond premium," in which case the amount required to be included in the United States Holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the Note's yield to maturity) to such year. In the case of a Foreign Currency Note, bond premium will be computed in units of Specified Currency, and amortizable bond premium will reduce interest income in units of the Specified Currency. At the time amortized bond premium offsets interest income, exchange gain or loss (taxable as ordinary income or loss) is realized measured by the difference between exchange rates at that time and at the time of the acquisition of the Notes. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludible from gross income) held by the United States Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the United States Holder, and is irrevocable without the consent of the Service. See also "Original Issue Discount -- Election to Treat All Interest as Original Issue Discount".

  Purchase, Sale and Retirement of the Notes

     A United States Holder's tax basis in a Note will generally be its U.S. dollar cost (as defined below), increased by the amount of any OID or market discount included in the United States Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis original issue discount and de minimis market discount included in the United States Holder's income with respect to the Note, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortizable bond premium applied to reduce interest on the Note. The U.S. dollar cost of a Note purchased with a Specified Currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis United States Holder (or an accrual basis United States Holder that so elects), on the settlement date for the purchase.

     A United States Holder will generally recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the tax basis of the Note. The amount realized on a sale or retirement for an amount in Specified Currency will be the U.S. dollar value of such amount on (i) the date payment is received in the case of a cash basis United States Holder, (ii) the date of disposition in the case of an accrual basis United States Holder or (iii) in the case of Notes traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis United States Holder (or an accrual basis United States Holder that so elects), on the settlement date for the sale. Except to the extent described above under "Original Issue Discount -- Short-Term Notes" or "Original Issue Discount -- Market Discount" or described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the Note was held for more than one year.

     Gain or loss recognized by a United States Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

  Exchange of Amounts in Other Than U.S. Dollars

     Specified Currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Specified Currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the Specified Currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a Specified Currency (including its use to purchase Notes or upon exchange for U.S. dollars) will be ordinary income or loss.

  Indexed, Renewable, Extendible and Amortizing Notes

     The applicable Pricing Supplement will contain a discussion of any special United States federal income tax rules with respect to Indexed Notes that are not subject to the rules governing Variable Rate Notes and with respect to any Renewable, Extendible or Amortizing Notes.

NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of NCB, a controlled foreign corporation related to NCB or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

     Generally, a non-U.S. Holder will not be subject to federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Note, unless such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and such gain is derived from sources within the United States. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of NCB or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

     Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a United States Holder must be reported to the Service, unless the United States Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the Service, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the Service.

NEW WITHHOLDING REGULATIONS

     Final regulations dealing with withholding tax on income paid to foreign persons, backup withholding and related matters (the "New Withholding Regulations") were issued by the Treasury Department on October 6, 1997. The New Withholding Regulations generally attempt to unify certification requirements and modify reliance standards. The New Withholding Regulations generally will be effective for payments made after December 31, 2000, subject to certain transition rules.

     Prospective investors are strongly urged to consult their own tax advisors with respect to the New Withholding Regulations.

                 SUPPLEMENTAL PLAN OF DISTRIBUTION OF THE NOTES

     Under the terms and subject to the conditions contained in a Distribution Agreement, dated January 7, 2000 (the "Distribution Agreement"), the Notes are offered on a continuing basis by NCB through the Agents, each of which agreed to use reasonable efforts to solicit purchases of the Notes. Unless otherwise disclosed in the applicable Pricing Supplement, NCB will pay a commission, or grant a discount, to the Agents. NCB will have the sole right to accept offers to purchase Notes and may reject any offer, in whole or in part. Each Agent shall have the right, in its discretion reasonably exercised, without notice to NCB, to reject any offer to purchase Notes received by it, in whole or in part.

     NCB also may sell Notes to any Agent, acting as principal, at a discount to be agreed upon at the time of sale except that, if no other discount is agreed upon, NCB will pay a commission (or grant a discount) that will be equal to the commission payable to the Agent for Notes sold on an agency basis. These Notes may be resold at market prices prevailing at the time of resale, at prices related to prevailing market prices, at a fixed offering price or at negotiated prices, as determined by such Agent. NCB also may sell Notes to any Agent or to a group of underwriters for whom an Agent acts as representative, at a discount to be agreed at the time of sale for resale to one or more investors or purchasers at a fixed offering price or at varying prices prevailing at the time of resale, at prices related to prevailing market prices at the time of such resale or at negotiated prices. Notes purchased by an Agent or by a group of underwriters may be resold to certain securities dealers for resale to investors or to certain other dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the Agents and/or commissions from the purchasers for whom they may act as agents. Unless otherwise specified in the applicable Pricing Supplement, any concessions allowed by any Agent to any dealer shall not be in excess of the commission or discount received by the Agent from NCB. After the initial public offering of Notes to be resold to investors and other purchasers on a fixed public offering price basis, the public offering price, concession and discount may be changed.

     NCB has reserved the right to sell Notes directly on its own behalf and to accept (but not solicit) offers to purchase Notes through additional Agents on substantially the same terms and conditions (including commission rates) as would apply to purchases of Notes pursuant to the Distribution Agreement. In addition, NCB has reserved the right to appoint additional agents for the purpose of soliciting offers to purchase Notes. These additional Agents or Agents, as the case may be, will be named in the applicable Pricing Supplement. No commission will be payable on any Notes sold directly by NCB.

     NCB will pay each Agent a commission of from .125% to .875% of the principal amount of each Note, depending on its Stated Maturity, sold through that Agent, as agent; provided, however, that commissions with respect to Notes with a Stated Maturity of more than thirty years will be negotiated between NCB and the applicable Agent at the time of sale.

     NCB estimates its out of pocket expenses for this program to be approximately $427,300.

     NCB has agreed to indemnify the Agents against liabilities, under the Securities Act, or contribute to payments which the Agents may be required to make in that respect. NCB has agreed to reimburse the Agents for certain expenses.

     The Agents engage in transactions with and perform services for NCB in the ordinary course of business. In addition, Banc One Capital Markets, Inc., one of the Agents, is an affiliate of Bank One Trust Company, N.A., the Trustee under the Indentures.

     The Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. No assurance can be given as to the existence or liquidity of the secondary market for the Notes.

     The Agents, may engage in over-allotment, stabilizing transactions, and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Agents to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                             VALIDITY OF THE NOTES

     The validity of the Notes will be passed upon for NCB by Shea & Gardner, Washington, D.C. and for the Agents by Brown & Wood LLP, New York, New York. The opinions of Shea & Gardner and Brown & Wood LLP will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by NCB and the Trustee in connection with the issuance and sale of any particular Note, the specific terms of Notes and other matters which may affect the validity of Notes but which cannot be ascertained on the date of these opinions.

                                    GLOSSARY

     Set forth below are definitions, or the locations elsewhere of definitions, of some of the terms used in this Prospectus Supplement.

     "Agent" means each of Credit Suisse First Boston Corporation, Bank of America Securities LLC, Bank One Capital Markets, SPP Capital Partners, LLC and any other Agent appointed by NCB in accordance with the terms of the Distribution Agreement.

     "Amortizing Notes" means Notes with payments of principal and interest made in equal installments over the life of the Notes.

     "Book-Entry Notes" means Notes issued in book-entry form.

     "Business Day" means (a) with respect to any Note (unless otherwise provided in this definition), any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close, (b) with respect to LIBOR Notes only, any Business Day in New York that is also a London Business Day, (c) with respect to Foreign Currency Notes (other than Foreign Currency Notes denominated in Euro only) any day that is a Business Day both in New York and in the Principal Financial Center in the country of the Specified Currency and (d) with respect to Foreign Currency Notes denominated in Euro, any date on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

     "Calculation Agent" means the agent appointed by NCB to calculate interest rates for Floating Rate Notes. Unless otherwise provided in a Pricing Supplement, the Calculation Agent will be Bank One, N.A.

     "Calculation Date" pertaining to any Interest Determination Date means, unless otherwise specified in the applicable Pricing Supplement, the earlier of
(i) the tenth calendar day after the Interest Determination Date or, if that day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable interest payment date or the date of Maturity, as the case may be.

     "CD Rate" means the rate calculated as set forth under the heading "Description of the Notes -- Floating Rate Notes -- CD Rate Notes," unless otherwise indicated in the applicable Pricing Supplement.

     "CMT Rate" means the rate calculated as set forth under the heading "Description of the Notes -- Floating Rate Notes -- CMT Rate Notes," unless otherwise indicated in an applicable Pricing Supplement.

     "Code" means the United States Internal Revenue Code of 1986, as amended

     "Commercial Paper Rate" means the rate calculated as set forth under the heading "Description of the Notes -- Floating Rate Notes -- Commercial Paper Rate Notes", unless otherwise indicated in the applicable Pricing Supplement.

     "Depositary" means The Depository Trust Company.

     "Designated CMT Maturity Index" means the original period to Maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable Pricing Supplement with respect to which the CMT Rate will be calculated. If no such Maturity is specified in the applicable Pricing Supplement, the Designated CMT Maturity Index shall be two years.

     "Designated CMT Telerate Page" means the display on Bridge Telerate, Inc., or any successor service, on the page designated in the applicable Pricing Supplement (or any other page as may replace such page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519)). If no such page is specified in the applicable Pricing Supplement, the Designated CMT Telerate Page shall be 7052, for the most recent week.

     "Designated LIBOR Currency" means the currency specified in the applicable Pricing Supplement as to which LIBOR shall be calculated or, if no currency is specified in the applicable Pricing Supplement, United States dollars.

     "Designated LIBOR Page" means (a) if "LIBOR Reuters" is specified in the applicable Pricing Supplement, the display on the Reuter Monitor Money Rates Service (or any successor service) on the page specified in the Pricing Supplement (or any other page as may replace such page on the service) for the purpose of displaying the London interbank rates of major banks for the applicable Designated Libor Currency, or (b) if "LIBOR Telerate" is specified in the applicable Pricing Supplement, or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Pricing Supplement as the method for calculating LIBOR, the display on Bridge Telerate, Inc. (or any successor service) on the page specified in the Pricing Supplement (or any other page as may replace that page on the service) for the purpose of displaying the London interbank rates of major banks for the applicable Designated Libor Currency.

     "Discount" has the meaning set forth under "Description of the Notes -- Original Issue Discount Notes".

     "Distribution Agreement" has the meaning set forth under "Supplemental Plan of Distribution".

     "Euro" means the lawful currency of the participating member states of the European Union that adopted a single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union signed February 7, 1992.

     "Exchange Rate Agent" means the agent appointed by NCB to convert principal and any premium and interest payments in respect of Foreign Currency Notes into U.S. dollars, as provided in the applicable Pricing Supplement.

     "Federal Funds Rate" means the rate calculated as set forth under the heading "Description of the Notes -- Floating Rate Notes -- Federal Funds Rate Notes", unless otherwise indicated in the applicable Pricing Supplement.

     "Fixed Rate Note" means Notes that bear interest as described under the heading "Description of the Notes -- Interest -- Fixed Rate Notes".

     "Floating Rate Notes" means Notes that bear interest as described under the heading "Description of the Notes -- Interest -- Floating Rate Notes".

     "Foreign Currency Note" means a Note that is denominated and/or payable in a currency other than U.S. dollars.

     "Global Note" has the meaning set forth under "Description of the Notes -- Book-Entry Notes".

     "H.15(519)" means the weekly statistical release entitled "Statistical Release H.15(519), Selected Interest Rates", or any successor publication, published by the Board of Governors of the Federal Reserve System.

     "H.15 Daily Update" means the daily update of H.15(519), available through the world wide web site of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/releases/h15/ update, or any successor site or publication.

     "Index Maturity" means, with respect to a Floating Rate Note, the period to maturity of the instrument or obligation on which the interest rate formula is based, as indicated in the applicable Pricing Supplement.

     "Indexed Note" means a Note with respect to which the principal or premium or interest payments are to be determined by reference to the value, rate or price of one or more specified indices.

     "Initial Interest Rate" means the rate at which a Floating Rate Note will bear interest from and including its issue date (or that of a predecessor Note) to but excluding the first Interest Reset Date, as indicated in the applicable Pricing Supplement.

     "Interest Determination Date" means the date as of which the interest rate for a Floating Rate Note is to be calculated, to be effective as of the following Interest Reset Date and calculated on the related Calculation Date (except in the case of LIBOR, which is calculated on the related LIBOR Interest Determination Date).

     "Interest Rate Basis (or Bases)" means the basis or bases for the determination of the rate of interest of a Note.

     "Interest Reset Date" means the date on which a Floating Rate Note will begin to bear interest at the variable interest rate determined as of any Interest Determination Date. See the fourth paragraph under the heading "Description of the Notes -- Floating Rate Notes" for the applicable Interest Reset Dates for the Notes. The Reset Dates with respect to any Floating Rate Note will also be set forth in the applicable Pricing Supplement and in the Note.

     "LIBOR" means the rate calculated as set forth under the heading "Description of the Notes -- Floating Rate Notes -- LIBOR Notes", unless otherwise indicated in the applicable Pricing Supplement.

     "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     "Market Exchange Rate" for any Specified Currency means the noon buying rate in The City of New York for cable transfers for the Specified Currency as certified for customs purposes by (or if not so certified as otherwise determined by) the Federal Reserve Bank of New York.

     "Maturity", when used with respect to any Note, means the date on which the principal of the Note or an installment of principal becomes due and payable as provided in the Note or in this Prospectus

Supplement, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

     "Notes" means the Medium-Term Senior Notes, Series B and Medium-Term Subordinated Notes, Series B.

     "Original Issue Discount Note" means a Note that has an issue price that is less than 100% of the principal amount of the Note (i.e. par) by more than a percentage equal to the product of 0.25% and the number of full years to the Stated Maturity, and which provides that upon redemption or acceleration of the Maturity of the Note an amount less than the principal of the Note shall become due and payable.

     "Prime Rate" means the rate calculated as set forth under the heading "Description of the Notes -- Floating Rate Notes -- Prime Rate Notes", unless otherwise indicated in the applicable Pricing Supplement.

     "Principal Financial Center" means the capital city of the country issuing the Specified Currency, except that with respect to United States dollars, Australian dollars, Deutsche marks, Dutch guilders, Italian lire and Swiss francs, the Principal Financial Center shall be The City of New York, Sydney (and, solely in the case of the Specified Currency, Melbourne), Frankfurt, Amsterdam, Milan and Zurich, respectively.

     "Regular Record Date" with respect to a Fixed Rate Note, has the meaning set forth under "Description of the Notes -- Fixed Rate Notes", and with respect to a Floating Rate Note, has the meaning set forth under "Description of Notes -- Floating Rate Notes".

     "Reuters Screen US PRIME 1 Page" means the display on the Reuter Monitor Money Rates Service (or any successor service) on the "USPRIME1" page (or such other page as may replace the USPRIME1 page on that service) for the purpose of displaying Prime Rates or base lending rates of major United States banks.

     "Specified Currency" means the currency which a Note is denominated in, as specified in the applicable Pricing Supplement.

     "Specified Currency Payment Election" has the meaning set forth under "Description of Notes -- Foreign Currency Notes".

     "Spread" means the number of basis points specified in the Note and the applicable Pricing Supplement as being applicable to the interest rate for a particular Floating Rate Note.

     "Spread Multiplier" means the percentage specified in the Note and the applicable Pricing Supplement as being applicable to the interest rate for a particular Floating Rate Note.

     "Stated Maturity", when used with respect to any Note or any installment of principal of a Note or interest on a Note, means the date specified in that Note as the fixed date on which the principal of the Note or the installment of principal or interest is due and payable.

     "Treasury Rate" means the interest rate calculated as set forth under the heading "Description of the Notes -- Floating Rate Notes -- Treasury Rate Notes", unless otherwise indicated in the applicable Pricing Supplement.

     "Zero Coupon Note" means a Note with respect to which no periodic payments of interest are made, and which is sold at a discount to the Note's face value.

PROSPECTUS

                       NATIONAL CONSUMER COOPERATIVE BANK
                 (DOING BUSINESS AS NATIONAL COOPERATIVE BANK)

                                      LOGO

MAY OFFER

                                  $350,000,000

                                Debt Securities
                                Preferred Stock

--------------------------------------------------------------------------------

 NCB will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT GUARANTEED BY THE UNITED STATES AND WILL NOT CONSTITUTE A DEBT OR OBLIGATION OF THE UNITED STATES OR ANY AGENCY OR INSTRUMENTALITY THEREOF.

                   This prospectus is dated December 21, 1999

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
SUMMARY...............................    3
NATIONAL CONSUMER COOPERATIVE BANK....    6
General...............................    6
Loan Requirements, Restrictions and
  Policies............................    6
Lending Limits........................    7
Interest Rates........................    7
Competition...........................   10
Taxes.................................   10
Class A Notes.........................   10
Properties............................   12
Regulation............................   12
SELECTED CONSOLIDATED FINANCIAL DATA
  OF NCB..............................   13
USE OF PROCEEDS.......................   14
DESCRIPTION OF DEBT
  SECURITIES..........................   14
General...............................   14
Denominations.........................   16
Subordination.........................   16
Consolidation, Merger or Sale.........   18
Modification of Indentures............   18
Events of Default.....................   18
Covenants.............................   19
Payment and Transfer..................   19
Global Securities.....................   20
Defeasance............................   20

                                        PAGE
                                        ----
The Trustee...........................   20
DESCRIPTION OF PREFERRED STOCK........   20
General...............................   21
Rank..................................   21
Dividends.............................   21
Conversion or Exchange................   22
Redemption............................   23
Liquidation Preference................   23
Voting Rights.........................   24
DESCRIPTION OF CAPITAL STOCK..........   24
Authorized Capital....................   24
Outstanding Class B Common Stock......   24
Outstanding Class C Common Stock......   25
Outstanding Class D Common Stock......   25
Voting Rights.........................   25
Trading Market........................   26
Patronage Refunds.....................   26
PLAN OF DISTRIBUTION..................   27
By Agents.............................   27
By Underwriters.......................   27
Direct Sales..........................   28
General Information...................   28
WHERE YOU CAN FIND MORE INFORMATION...   28
LEGAL OPINIONS........................   29
EXPERTS...............................   29

                                    SUMMARY

     This summary provides a brief overview of NCB and the most significant terms of the offered securities. For a more complete understanding of the terms of the offered securities, before making your investment decision, you should carefully read:

    - this prospectus, which explains the general terms of the securities that NCB may offer;

    - the accompanying prospectus supplement, which (1) explains the specific terms of the securities being offered and (2) updates and changes information in this prospectus; and

    - the documents referred to in "Where You Can Find More Information" on page 28 for information on NCB, including its financial statements.

                                      NCB

     NCB, which does business as the National Cooperative Bank, is a financial institution organized under the laws of the United States. NCB provides financial and technical assistance to eligible cooperative enterprises or enterprises controlled by eligible cooperatives. An eligible cooperative enterprise is an organization which NCB determines is owned by its members and which is engaged in producing or furnishing goods, services, or facilities for the benefit of its members or voting stockholders who are the ultimate consumers or primary producers of such goods, services, or facilities. NCB is structured as a cooperative institution whose voting stock can be owned only by its patrons or those eligible to become its patrons.

     NCB's principal executive offices are located at 1401 Eye Street N.W., Suite 700, Washington, DC 20005, and its telephone number is (202) 336-7700.

                          THE SECURITIES NCB MAY OFFER

     NCB may use this prospectus to offer up to $350,000,000 of:

    - debt securities; and

    - preferred stock.

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities.

                                DEBT SECURITIES

     The debt securities are unsecured general obligations of NCB in the form of senior or subordinated debt. The senior debt will have the same rank as all of NCB's other unsecured and unsubordinated debt. The subordinated debt will be subordinated to all Senior Indebtedness (as defined below under "Description of Debt Securities -- Subordination").

     The senior and subordinated debt will be issued under separate indentures between NCB and Bank One Trust Company, N.A., as trustee. Below are summaries of the general features of the debt securities from these indentures. For a more detailed description of these features, see "Description of Debt Securities" below. You are also encouraged to read the indentures, which are filed as exhibits to the registration statement of which this prospectus is a part. You can receive copies of these documents by following the directions on page 28.

         GENERAL INDENTURE PROVISIONS THAT APPLY TO THE DEBT SECURITIES

    - Each indenture allows for different types of debt securities to be issued in series.

    - The indentures allow NCB to merge or to consolidate with another company, or sell all or substantially all of its assets to another company. If any of these events occur, the other company would be required to assume NCB's responsibilities for the debt securities. Unless the transaction results in an event of default, NCB will be released from all liabilities and obligations under the debt securities when the successor company assumes NCB's responsibilities.

    - The indentures provide that holders of not less than 66 2/3% of the total principal amount of the senior debt securities and holders of not less than 66 2/3% of the total principal amount of the subordinated debt securities outstanding in any series may vote to change NCB's obligations or your rights concerning those securities. However, some changes to the financial terms of a security, including changes in the payment of principal or interest on that security or the currency of payment, cannot be made unless every holder of that security consents to the change.

    - NCB may satisfy its obligations under the debt securities or be released from its obligation to comply with the limitations discussed above at any time by depositing sufficient amounts of cash or U.S. or other appropriate government securities (depending on the currency of payment of the debt securities) with the trustee to pay NCB's obligations under the particular debt securities when due.

    - The indentures govern the actions of the trustee with regard to the debt securities, including when the trustee is required to give notices to holders of the securities and when lost or stolen debt securities may be replaced.

                          EVENTS OF DEFAULT THAT APPLY
                               TO DEBT SECURITIES

     The events of default specified in each indenture include:

    - failure to pay required interest for 30 days;

    - failure to pay principal when due;

    - failure to make a required sinking fund payment when due;

    - failure to perform other covenants for 60 days after notice;

    - failure to make any payment of any amount owing under the Class A Notes when and as due;

    - acceleration of the debt securities of any other series or any indebtedness for borrowed money of NCB, in each case exceeding $10,000,000 in an aggregate principal amount;

    - failure to pay, bond or discharge any uninsured judgment in excess of $10,000,000 which is not challenged; and

    - certain events of insolvency, bankruptcy or reorganization involving NCB, whether voluntary or not.

See "National Consumer Cooperative Bank -- Class A Notes" on page 10 for a description of the Class A Notes.

                                    REMEDIES

     If there were an event of default, the trustee or holders of 25% of the principal amount of debt securities outstanding in a series could demand that the principal be paid immediately. However, holders of a majority in principal amount of the securities in that series could rescind that acceleration of the debt securities.

                                PREFERRED STOCK

     NCB may issue preferred stock with various terms to be established by its board of directors. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of NCB, voting rights, if applicable in connection with any series of preferred stock, and conversion rights.

     Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to NCB's common stock, including its Class B, Class C, and Class D stock. The prospectus supplement will also describe how and when dividends will be paid on the series of preferred stock.

     As more fully described in this prospectus under "National Consumer Cooperative Bank -- Class A Notes," without the approval of the Secretary of the Treasury of the United States, so long as any of NCB's Class A Notes are outstanding, NCB may not pay a dividend on any class of its stock, including the preferred stock, at a rate greater than the statutory interest rate payable on the Class A Notes. Further, without the approval of the Secretary of the Treasury, NCB may not pay any dividend or distribution on, or make any repurchase of, any class of stock (including the preferred stock), at any time when deferred interest payments on the Class A Notes have not been paid in full, together with any unpaid interest on such notes. Upon any liquidation or dissolution of NCB, the Class A Notes are entitled to receive out of the assets of NCB available for distribution to its stockholders, prior to any to holders of any class of stock (including the preferred stock), an amount not less than the aggregate face value of all Class A Notes outstanding, plus all accrued and unpaid interest payments accrued thereon to and including the date of payment (together with unpaid interest thereon).

     Preferred stock issued by NCB will be eligible for the dividends received deduction to the extent set forth in the prospectus supplement relating to the preferred stock.

            RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table shows the ratio of earnings to fixed charges of NCB for each of the five most recent fiscal years. The ratio of earnings to fixed charges is a measure of NCB's ability to generate earnings to pay the fixed expenses of its debt.

     These computations include NCB and its subsidiaries. For purposes of computing these ratios, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and NCB's estimate of the interest component of rental expense. Ratios are presented both including and excluding interest on deposits.

     NCB currently has no preferred stock outstanding and therefore pays no dividends on preferred stock. Accordingly, the data in the following table also represents NCB's combined ratio of earnings to fixed charges and preferred stock dividends.

                                                     NINE MONTHS
                                                        ENDED
                                                    SEPTEMBER 30,       TWELVE MONTHS ENDED DECEMBER 31,
                                                    --------------    ------------------------------------
                                                    1999     1998     1998    1997    1996    1995    1994
                                                    -----    -----    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges
  Including Interest on Deposits..................  1.41     1.25     1.31    1.33    1.34    1.32    1.45
  Excluding Interest on Deposits..................  1.46     1.28     1.34    1.36    1.38    1.36    1.50

                       NATIONAL CONSUMER COOPERATIVE BANK

GENERAL

     NCB, which does business as the National Cooperative Bank, is a financial institution organized under the laws of the United States. NCB provides financial and technical assistance to eligible cooperative enterprises or enterprises controlled by eligible cooperatives. A cooperative enterprise is an organization which is owned by its members and which is engaged in producing or furnishing goods, services, or facilities for the benefit of its members or voting stockholders who are the ultimate consumers or primary producers of such goods, services, or facilities. NCB is structured as a cooperative institution whose voting stock can be owned only by its patrons or those eligible to become its patrons.

     In the legislation chartering NCB, referred to as the National Consumer Cooperative Bank Act or the NCCBA, Congress stated its finding that cooperatives have proven to be an effective means of minimizing the impact of inflation and economic hardship on members/owners by narrowing producer-to-consumer margins and price spreads, broadening ownership and control of economic organizations to a larger base of consumers, raising the quality of goods and services available in the marketplace and strengthening the nation's economy as a whole. To further the development of cooperative businesses, the Congress specifically directed NCB

     - to encourage the development of new and existing cooperatives eligible for its assistance by providing specialized credit and technical assistance;

     - to maintain broad-based control of NCB by its voting shareholders;

     - to encourage a broad-based ownership, control and active participation by members in eligible cooperatives;

     - to assist in improving the quality and availability of goods and services to consumers; and

     - to encourage ownership of its equity securities by cooperatives and others.

     NCB has attempted to fulfill its statutory obligations in two fashions. First, NCB makes loans and offers other financing arrangements which afford cooperative businesses substantially the same financing opportunities currently available for traditional enterprises. Second, NCB provides financial and other assistance to the NCB Development Corporation, a non-profit corporation without capital stock organized in 1982 which makes loans and provides assistance to developmental and low income cooperatives.

     The NCCBA was passed on August 20, 1978, and NCB commenced lending operations on March 21, 1980. In 1981, Congress amended the NCCBA to convert the Class A Preferred Stock of NCB previously held by the United States to Class A Notes of NCB (the "Class A Notes") as of December 31, 1981 (the "Final Government Equity Redemption Date"). Since the Final Government Equity Redemption Date, NCB's capital stock, except for three shares of non-voting Class D stock, has been owned exclusively by cooperatives.

LOAN REQUIREMENTS, RESTRICTIONS AND POLICIES

     Eligibility Requirements. Cooperatives and legally chartered entities primarily owned and controlled by cooperatives are eligible to borrow from NCB if NCB determines that they are operated on a cooperative basis and are engaged in producing or furnishing goods, services or facilities primarily for the benefit of their members or voting stockholders who are the ultimate consumers of such goods, services or facilities. In addition, to be eligible to borrow from NCB, the borrower must, among other things

     - be controlled by its members or voting stockholders on a democratic basis;

     - agree not to pay dividends on voting stock or membership capital in excess of such percentage per annum as may be approved by NCB;

     - provide that its net savings shall be allocated or distributed to all members or patrons, in proportion to their patronage, or retain such savings for the actual or potential expansion of its services or the reduction of its charges to the patrons; and

     - make membership available on a voluntary basis, without any social, political, racial or religious discrimination and without any discrimination on the basis of age, sex, or marital status to all persons who can make use of its services and are willing to accept the responsibilities of membership.

     NCB may also purchase obligations issued by members of eligible cooperatives, and it maintains member finance programs for retailer members of wholesaler cooperatives in the food and hardware industries. In addition, organizations applying for loans must comply with other technical requirements imposed by NCB.

     Lending Authorities. The Board of Directors of NCB established its policies governing its lending operations in compliance with the NCCBA. The policies adopted by the Board are carried out by the management of NCB pursuant to written loan policies adopted by the Board. The management in turn adopts and implements guidelines and procedures consistent with stated Board directives. Lending policies and guidelines are reviewed regularly by the Board of Directors and management to make needed changes and amendments.

     The management of NCB may approve individual loan amounts of up to 75% of the single borrower lending limit which is equal to 15% of NCB's capital (using the definition of capital for national banks as set forth by the Office of the Comptroller of the Currency) without prior approval of the Board. The President of NCB may delegate authorities up to this limit to such committees and individual officers as he may deem appropriate.

LENDING LIMITS

  Single Borrower

     The total amount of loans, letters of credit, leases and other financing that may be made available to any one borrower may not exceed 15% of NCB's capital. The approval of any loan to a single borrower which has a combined total of financing from NCB in excess of 75% of the 15% limit is subject to the prior approval of the Loan and Business Development Committee of the Board.

  Cooperatives of Primary Producers

     The total dollar value of loans to cooperatives that produce, market and furnish goods, services and facilities on behalf of their members as primary producers may not exceed 10% of the gross assets of NCB. The total dollar volume of loans NCB will allow to be outstanding to any producer cooperative may not exceed 20% of the amount available for loans to all producer cooperatives.

INTEREST RATES

  Generally

     NCB charges interest rates approximately equal to the market rates charged by other lending institutions for comparable types of loans. NCB seeks to price its loans to yield a reasonable return on its portfolio in order to build and maintain the financial viability of NCB and to encourage the development of new and existing cooperatives. In addition, to ensure that NCB will have access to additional sources of capital in order to sustain its growth, NCB seeks to maintain a portfolio that is competitively priced and of sound quality.

  Interest Rates for Real Estate Loans

     Real estate loans are priced under rate guidelines issued by NCB's Principal Transactions Group for specific types of loans with specific maturities. NCB takes the following factors into consideration in pricing its real estate loans: loan-to-value ratios, lien position, cooperative payment history, reserves, occupancy level and cash flow. NCB fixes rates based on a basis point spread over U.S. Treasury securities with yields adjusted to constant maturity of one, three, five or ten years. Interest rate may be fixed at the time of commitment for a period generally not exceeding 30 days.

  Interest Rates on Commercial Loans

     NCB makes commercial loans at fixed and variable interest rates. Loan pricing is based on prevailing market conditions, income and portfolio diversification objectives and the overall assessment of risk. Typically, commercial loan repayment schedules are structured by NCB with flat monthly principal reduction plus interest on the outstanding balance.

  Fees

     NCB typically assesses fees to cover the costs of NCB of its consideration of and handling of loan transactions, and to compensate NCB for setting aside funds for future draws under a commitment. The legal fees paid to outside legal counsel retained by NCB for loan transactions are charged to the borrower.

  Underwriting

     When evaluating credit requests, NCB seeks to determine whether a prospective borrower has and/or will have sound management, sufficient cash flow to service debt, assets in excess of liabilities and a continuing demand for its products, services or use of its facilities, so that the request will be repaid in accordance with its terms.

     NCB evaluates repayment ability based upon an analysis of a borrower's historical cash flow and conservative projections of future cash flows from operations. This analysis focuses on determining the predictability of future cash flows as a primary source of repayment.

  Security

     Loans made by NCB are typically secured by specific collateral. If collateral security is required, the value of the collateral must be reasonably sufficient to protect NCB from loss, in the event that the primary sources of repayment of financing from the normal operation of the cooperative, or refinancing, prove to be inadequate for debt repayment. Collateral security alone is not a sufficient basis for NCB to extend credit. Unsecured loans normally are made only to borrowers with strong financial conditions, operating results and demonstrated repayment ability.

  Loans Benefiting Low-Income Persons

     Under the NCCBA, the Board of Directors must use its best efforts to insure that at the end of each NCB fiscal year at least 35% of its outstanding loans are to

     - cooperatives whose members are predominantly low-income persons, as defined by NCB, and

     - other cooperatives that propose to undertake to provide specialized goods, services, or facilities to serve the needs of predominantly low-income persons.

     NCB defines a "low-income person", for these purposes, as an individual whose family's income does not exceed 80% of the median family income, adjusted for family size for the area where the cooperative is located, as determined by the Department of Housing and Urban Development.

  Loans for Residential Purposes

     Commencing on October 1, 1985, the NCCBA prohibited NCB from making loans for financing, construction, ownership, acquisition or improvement of any structure used primarily for residential purposes if, after giving effect to such loan, the aggregate amount of all loans outstanding for such purposes will exceed 30% of the gross assets of NCB.

     To the date of this prospectus, the 30% cap on residential real estate loans has not restricted NCB's ability to provide financial services to residential borrowers. NCB has been able to maintain its position in the residential real estate market without increased real estate portfolio exposure by selling real estate loans to secondary market purchasers of such loans. Since October 1, 1985, the preponderance of NCB's real estate volume has been predicated upon sale to secondary market purchasers. There can, however, be no assurance that NCB's future lending for residential purposes will not be impaired by the statutory limit. As of September 30, 1999, approximately 8.8% of NCB's total assets, excluding real estate loans held for sale, consisted of loans made for residential purposes.

  Operations of Subsidiaries

     NCB also provides financing opportunities to cooperatives and undertakes other programs designed to fulfill its statutory mission through several subsidiaries.

     NCB Financial Corporation is a Delaware chartered, wholly-owned, S&L holding company whose sole subsidiary is NCB Savings Bank, FSB.

     NCB Savings Bank, FSB is a federally chartered, federally insured savings bank located in Hillsboro, Ohio.

     NCB Capital Corporation, formerly named NCB Mortgage Corporation, is a wholly-owned subsidiary of NCB that originates and services loans to cooperatives. Where incidental to NCB financing programs for cooperatives, and to the development of cooperatives, NCB Capital Corporation may make loans to entities that are not operating on a cooperative basis.

     NCB Insurance Brokers, Inc. is engaged in the business of brokering housing-related insurance to cooperatives.

     NCB I, Inc. ("NCB I") is a wholly-owned, special purpose corporation that holds credit enhancement certificates related to the securitization and sale of cooperative real estate loans. NCB and NCB I are parties to an agreement under which each agrees not to commingle the assets of NCB I with those of NCB.

     NCB Retail Finance Corporation ("NCBRFC") is a wholly-owned special purpose corporation that participates in the securitization and sale of loans to customers involved in the grocery business.

NCBRFC is required by its certificate of incorporation to have at least two directors independent of NCB and to avoid commingling its assets with those of NCB.

     Because NCB is a holding company with respect to its subsidiaries, the claims of creditors of NCB's subsidiaries will have priority over NCB's equity rights and the rights of NCB's creditors, including the holders of debt securities, and preferred stockholders to participate in the assets of NCB's subsidiaries upon the subsidiaries' liquidation.

COMPETITION

     The Congress created and capitalized NCB because it found that existing financial institutions were not making adequate financial services available to cooperative, not-for-profit business enterprises. However, NCB experiences considerable competition in lending to the most creditworthy cooperative enterprises.

TAXES

     The NCCBA provides that NCB shall be treated as a cooperative within the meaning of Section 1381(a)(2) of the Internal Revenue Code. As such and pursuant to the provisions of the NCCBA, NCB, in determining its taxable income for federal income tax purposes, is allowed a deduction for an amount equal to any patronage refunds in the form of cash, of Class B or Class C stock, or allocated surplus that are distributed or set aside by NCB during the applicable tax period. To date, NCB has followed the policy of distributing or setting aside such patronage refunds during the applicable tax period, and this has effectively reduced NCB's federal income tax liability.

     Section 109 of the NCCBA, as amended, provides that NCB, including its franchise, capital, reserves, surplus, mortgages or other security holding and income, is exempt from taxation by any state, county, municipality or local taxing authority, except that any real property held by NCB is subject to any state, county, municipal or local taxation to the same extent according to its value as other real property is taxed.

     In 1995, it was determined that all income generated by NCB and its subsidiaries, with the exception of the NCB Savings Bank, qualifies as patronage income under the Internal Revenue Code, as modified only with respect to NCB by the NCCBA, with the consequence that NCB is able to issue tax deductible patronage refunds with respect to all such income.

     NCB's subsidiaries are subject to state income taxes.

     Neither interest income, dividends nor gains realized in respect of the securities which may be offered by this prospectus and a related prospectus supplement is exempt from taxation by the United States or any state, county, municipality or local taxing authority therein.

CLASS A NOTES

     The NCCBA, as initially passed in 1978, provided for Class A preferred stock of NCB to be held by the United States. In 1981, Congress amended the NCCBA to convert that Class A preferred stock to Class A Notes of NCB. These original Class A Notes had a principal amount of $184.27 million and a maturity date of December 31, 2020.

     In 1989, following a passage of a technical amendment to the NCCBA, NCB entered into a Financing Agreement with the U.S. Treasury that provided for replacement of the original Class A Notes with four new Class A Notes. This Financing Agreement is in place as of the date of this prospectus, and it governs the Class A Notes.

     Pursuant to the Financing Agreement, NCB issued to the U.S. Treasury four Class A Notes. After an initial phase-in period through October 1, 1990, each of the four Class A Notes provides a different "Maturity Date" -- Note 1 (3 months), Note 2 (36 months), Note 3 (60 months) and Note 4 (120 months). When each Class A Note matures, NCB has the right to borrow again from the Treasury the maturing amount under the same terms and conditions until the "Final Maturity Date" of October 31, 2020. NCB intends generally to avail itself of this right until the Final Maturity Date (except for planned retirements in the year 2010 of $25 million and in the year 2015 of another $25 million as part of a repayment plan discussed below). That means that until the Final Maturity Date, NCB will likely have outstanding to the U.S. Treasury four traunches of Class A Notes. At each Maturity Date, the interest rate to be paid upon that Class A Note for the succeeding period will be calculated by the U.S. Treasury based upon the then-prevailing interest rates for Treasury obligations of comparable maturities. Listed below are the principal amounts and other information about the Class A Notes as of the date of this prospectus.

CLASS A   PRINCIPAL                                         CURRENT
 NOTE      AMOUNT         TERM      NEXT MATURITY DATE   INTEREST RATE
-------  -----------   ----------   ------------------   -------------
   1     $53,553,328     3 months        1/1/2000            4.88%
   2     $36,854,000    36 months       10/1/2002            5.70%
   3     $55,281,000    60 months       10/1/2000            6.01%
   4     $36,854,000   120 months       10/1/2000            8.82%

     The Class A Notes and all related payments are subordinated to any secured and unsecured notes and debentures thereafter issued by NCB, including the senior debt and subordinated debt securities which may be offered by this prospectus and any related prospectus supplement. The Class A Notes, however, have first preference with respect to NCB's assets over all classes of stock issued by NCB, including the preferred stock which may be offered by this prospectus and any related prospectus supplement.

     The NCCBA provides that NCB may not pay any dividend on any class of stock, including the preferred stock which may be offered by this prospectus and any prospectus supplement, at a rate greater than the statutory interest rate payable on the Class A Notes. Although there has been no court or agency interpretation of that limitation, NCB has consistently interpreted that limitation to be the weighted average of the then-current interest rates applicable to the four outstanding Class A Notes (with the weighting based on outstanding principal amount). As of the date of this prospectus, the statutory interest rate payable on the Class A Notes (based on the weighted average) was an annual rate of 6.18%. NCB is currently seeking an amendment to the NCCBA that would eliminate this limitation on dividends. There is, of course, no assurance that the NCCBA will be amended.

     In February 1993 and November 1994, NCB adopted plans to maintain a schedule to ensure accumulation of the funds needed to repay the Class A Notes on the Final Maturity Date, October 31, 2020. These plans involve the creation of a reserve fund and the issuance of subordinated debt and preferred stock. If the subordinated debt or preferred stock being offered by this prospectus is being offered for the express purpose of funding the reserve fund, we will state that fact in a prospectus supplement. The plans currently contemplate that contributions to the reserve fund will total approximately $100 million ($1,000,000 per year for the first 10 years beginning 1994, $2,000,000 in each of years 11-15, $2,500,000 in each of years 16-20 and $3,000,000 in each of years 21-26). NCB expects that most of the contributions to the reserve fund will be funded by borrowings under then-existing NCB credit facilities. The plans currently contemplate that the remaining $80 million needed to pay off the Class A Notes will be obtained through the issuance of subordinated debt and preferred stock. The reserve fund, which was in the amount of $6,950,000 at September 30, 1999, is maintained as a separate account but will be subject to claims of senior and subordinated creditors other than the U.S. Treasury in respect of the Class A Notes, in light of the subordinated status of the Class A Notes. The plans contemplate the probable retirement of $25 million of Class A Notes in 2010 and an additional $25 million of Class A Notes in 2015.

     Under the NCCBA, any interest payment on the Class A Notes may be deferred by the Board of Directors of NCB with the approval of the Secretary of the Treasury of the United States, except that any interest payment so deferred is required to bear interest at a prescribed rate. Without the approval of the Secretary of the Treasury, NCB may not pay any dividend or distribution on, or make any repurchase of, any class of stock (including the preferred stock which may be offered by this prospectus and any related prospectus supplement), at any time when deferred interest payments on the Class A Notes have not been paid in full, together with any unpaid interest on such notes. Upon any liquidation or dissolution of NCB, the Class A Notes are entitled to receive out of the assets of the NCB available for distribution to its stockholders, prior to any to holders of any class of stock (including the preferred stock which may be offered by this prospectus or any related prospectus supplement), an amount not less than the aggregate face value of all Class A Notes outstanding, plus all accrued and unpaid interest payments accrued thereon to and including the date of payment (together with unpaid interest thereon).

PROPERTIES

     NCB leases space for its Washington, D.C. headquarters and for three regional offices located in Oakland, New York City, and Anchorage. NCB Financial Corporation and NCB I maintain offices in Wilmington, Delaware. NCB's headquarters is 34,464 square feet in size and regional offices average 1500 square feet. The rental expense for the fiscal year ended December 31, 1998 was $1,318,000 for NCB's headquarters and regional offices. NCB considers the regional offices suitable for its needs and the facilities are fully utilized in its operations.

REGULATION

     NCB is organized under the laws of the United States. NCB is examined annually by the Farm Credit Administration but that agency has no regulatory or enforcement powers over NCB, and the General Accounting Office is authorized to audit NCB. Reports of such examinations and audits are to be forwarded to the Congress, which has the sole authority to amend or revoke NCB's charter. NCB Savings Bank, FSB, is regulated by the federal Office of Thrift Supervision. As a savings and loan holding company, NCB is subject to limited regulatory and enforcement powers of and examination by the Office of Thrift Supervision pursuant to 12 U.S.C. Section 1467a.

                  SELECTED CONSOLIDATED FINANCIAL DATA OF NCB

     The following table contains selected consolidated financial data for NCB and its subsidiaries for the five years ended December 31, 1998 and the nine-month periods ended September 30, 1999 and 1998. The financial data for each of the years ended December 31, 1994 through 1998 have been derived from audited financial statements. The financial data for the nine months ended September 30, 1999 and 1998 have been derived from unaudited financial statements and reflect, in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary to present fairly the information for such interim periods. Results for the interim periods are not necessarily indicative of results to be expected for the full year. The summary below should be read in conjunction with the Consolidated Financial Statements of NCB and the related Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations which are contained in each of NCB's Annual Reports on Form 10-K for the years ended December 31, 1994 through 1998 and NCB's Quarterly Report on Form 10-Q for the quarters ended September 30, 1998 and 1999. See "Where You Can Find More Information."


                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                                             ---------------------   ------------------------------------------------------
                                                1999        1998       1998       1997       1996       1995        1994
                                             ----------   --------   --------   --------   --------   ---------   ---------
                                                                         (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA
Total interest income......................  $   58,827   $ 53,626   $ 71,187   $ 68,787   $ 61,265   $  52,770   $  41,714
Net interest income........................      22,678     19,523     25,627     26,843     25,966      22,017      21,105
Net income.................................      13,816      7,644     12,628     12,462     11,199       9,083       8,877
BALANCE SHEET DATA
  (at period end)
Loans and leases outstanding...............  $1,016,041   $758,172   $795,174   $773,768   $750,094   $ 597,190   $ 501,090
Total assets...............................   1,128,436    898,436    933,415    869,304    839,336     684,532     567,321
Total capital*.............................     331,251    319,265    322,838    314,376    307,714     300,995     295,749
Subordinated Class A Notes**...............     182,542    182,542    182,542    182,542    182,542     182,542     182,542
Long-term borrowings, including
  Subordinated Class A Notes...............     438,873    374,177    413,735    387,335    384,679     337,230     287,899
Members' equity............................     148,709    136,723    140,296    131,833    125,172     118,453     113,207
Other borrowed funds including deposits....     765,324    544,621    575,265    531,740    515,257     365,288     256,315
OTHER DATA
Capital to assets**........................        29.4%      35.5%      34.6%      36.2%      36.7%       44.0%       52.3%
Return on average assets...................         1.3%       0.8%       1.4%       1.5%       1.5%        1.5%        1.7%
Return on average members' equity..........         9.5%       5.6%       9.3%       9.7%       9.2%        7.8%        7.9%
Net yield on interest earning assets.......         3.1%       2.7%       2.9%       3.3%       3.7%        3.7%        4.2%
Average members' equity as a percent of
  average total assets.....................        14.1%      14.9%      14.8%      15.3%      16.5%       18.9%       21.5%
Average members' equity as a percent of
  total loans and lease financing..........        16.2%      17.5%      17.5%      17.9%      19.2%       21.9%       25.0%
Net average loans and lease financing to
  average total assets.....................        85.0%      83.3%      84.9%      85.5%      84.3%       84.0%       83.4%
Net average earning assets to average total
  assets...................................        93.6%      94.7%      96.0%      95.9%      92.4%       92.7%       94.8%
Allowance for loan losses to loans
  outstanding..............................         1.8%       2.3%       2.2%       2.3%       2.1%        2.5%        2.6%
Provision for loan losses to average loans
  outstanding..............................         0.1%       0.1%       0.1%       0.5%       0.3%        0.4%        0.2%


---------------
 * Capital includes members' equity and subordinated Class A Notes.

** Net of deferred hedge gains.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, the proceeds from issuances of debt securities and preferred stock will be used for general corporate purposes of NCB.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be direct unsecured general obligations of NCB and will be either senior or subordinated debt. The debt securities will be issued under separate indentures between NCB and Bank One Trust Company, N.A. Senior debt securities will be issued under a senior debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The senior indenture and the subordinated indenture are sometimes referred to in this prospectus individually as an "indenture" and collectively as the "indentures." The forms of the indentures have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

     The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The summary is not complete. You should read the more detailed provisions of the applicable indenture for provisions that may be important to you. So that you can easily locate these provisions, the numbers in parenthesis below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Whenever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.

GENERAL

     The senior debt securities will be unsecured and rank equally with all of NCB's other senior and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated to all of NCB's Senior Indebtedness (as defined below under "-- Subordination"). As of September 30, 1999, NCB had approximately $797 million of Senior Indebtedness outstanding.

     Pursuant to the NCCBA, the amount of bonds, debentures, notes, and other evidences of indebtedness of NCB that may be outstanding at any one time may not exceed ten times the paid-in capital and surplus of NCB. Pursuant to the NCCBA, for purposes of this limitation, Class A Notes are deemed to be paid-in capital of NCB.

     THE DEBT SECURITIES ARE NOT GUARANTEED BY THE UNITED STATES AND WILL NOT CONSTITUTE A DEBT OR OBLIGATION OF THE UNITED STATES OR ANY AGENCY OR INSTRUMENTALITY THEREOF.

     A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the debt securities, whether the debt securities will be senior or subordinated debt and the series in which the debt securities will be included;

     - any limit on the aggregate principal amount of the debt securities;

     - the price or prices (expressed as a percentage of their aggregate principal amount) at which the debt securities will be issued;

     - the date or dates, or the method or methods, if any, by which the date or dates shall be determined, on which the debt securities will mature and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable at maturity;

     - the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, or the method or methods, if any, by which the rate or rates are to be determined and the manner upon which interest will be calculated if other than that of a 360- day year of twelve 30-day months;

     - the date or dates from which interest, if any, on the debt securities will accrue or the method or methods, if any, by which the date or dates are to be determined, the date or dates on which the interest, if any, will be payable, the date on which payment of interest, if any, will commence and the regular record dates for interest payment dates, if any;

     - the date or dates, if any, on or after which, or the period or periods, if any, within which, and the price or prices at which the debt securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed by NCB, and the other terms and provisions of the sinking and/or purchase fund;

     - the date or dates, if any, on or after which, or the period or periods, if any, within which, and the price or prices at which the debt securities may, pursuant to any optional redemption provisions, be redeemed at the option of NCB or of the holder of the debt securities of a series and the other terms and provisions of any optional redemption;

     - the extent to which any of the debt securities will be issuable in temporary or permanent global form and, if so, the identity of the depositary for the global debt security, or the manner in which any interest payable on a temporary or permanent global debt security will be paid;

     - the denomination or denominations in which the debt securities are authorized to be issued if other than $1,000 (in the case of debt securities issued in registered form) or $5,000 (in the case of debt securities issued in bearer form) and integral multiples of the debt securities;

     - whether such debt securities will be issued in registered or bearer form or both and, if in bearer form, the terms and conditions relating to those bearer debt securities and any limitations on issuance of the bearer debt securities (including exchange for registered debt securities of the same series);

     - information with respect to book-entry procedures relating to global debt securities;

     - the terms, if any, upon which debt securities may be convertible into other securities of NCB and the terms and conditions upon which conversion may be effected, including the initial conversion price or rate and any other provision in addition to or in lieu of those described in this prospectus;

     - whether any of the debt securities will be issued as original issue discount securities;

     - each office or agency where, subject to the terms of the indenture, the principal of, and premium and interest, if any, on, the debt securities will be payable and where the debt securities may be presented for registration of transfer or exchange;

     - the currencies or currency units in which the debt securities are issued and in which the principal of, and premium and interest, if any, on, and additional amounts, if any, in respect of the debt securities will be payable;

     - whether the amount of payments of principal of, and interest on, and additional amounts, if any, in respect of the debt securities may be determined with reference to an index, formula or other method or methods (which index, formula or method or methods may, but need not be, based on one or more currencies or currency units, commodities, equity indices or other indices) and the manner in which such amounts shall be determined;

     - whether NCB or a holder may elect payment of the principal of, or premium or interest, if any, on, or additional amounts in respect of, the debt securities in a currency, currencies or currency unit or units other than that in which the debt securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency, currencies or currency unit or units in which the debt securities are denominated or stated to be payable and the currency, currencies or currency unit or units in which the debt securities are to be paid;

     - if other than the trustee, the identity of each security registrar, paying agent and authenticating agent;

     - the applicability of defeasance provisions to the debt securities;

     - the person to whom any interest on any registered debt securities of the series shall be payable, if other than the person in whose name that debt security (or one or more predecessor debt securities) is registered at the close of business on the applicable regular record date for the payment of interest, the manner in which, or the person to whom, any interest on any bearer debt security of the series shall be payable, if otherwise than upon presentation and surrender of coupons as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global debt security on an interest payment date will be paid if other than in the manner provided in the indenture;

     - whether and under what circumstances NCB will pay additional amounts as contemplated by Section 1004 of the indenture (the term "interest", as used in this prospectus, shall include such additional amounts) on the debt securities to any holder who is a United States Alien (as defined in the indenture) (including any modification to that definition as contained in the indenture as originally executed) in respect of any tax, assessment or governmental charge and, if so, whether NCB will have the option to redeem those debt securities rather than pay the additional amounts (and the terms of that option);

     - any deletions from, modifications of or additions to the events of default or covenants of NCB with respect to any of the debt securities;

     - any special federal income tax considerations applicable to the debt securities; and

     - any other terms of the debt securities (which will not be inconsistent with the provisions of the indenture).

     The indentures do not limit the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by NCB and may be in any currency or currency unit designated by NCB. (Sections 301 and 303)

DENOMINATIONS

     Unless otherwise provided in the accompanying prospectus supplement, registered debt securities will be issued in denominations of $1,000 each and any multiples thereof and bearer debt securities will be issued in denominations of $5,000 each and any multiple thereof. (Section 302)

SUBORDINATION

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The subordinated indenture provides that no payment of principal, interest or any premium on the subordinated debt securities may be made unless NCB pays in full the principal, interest, any premium or any other amounts on any

Senior Indebtedness then due. Also, no payment of principal, interest or any premium on the subordinated debt securities may be made if there shall have occurred and be continuing an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

     If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to NCB, then all Senior Indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. Holders of subordinated debt securities must deliver any payments received by them to the holders of Senior Indebtedness until all Senior Indebtedness is paid in full. (Subordinated indenture, Section 1602)

     The subordinated indenture will not limit the amount of Senior Indebtedness that NCB may incur.

     "Senior Indebtedness" means any of the following, whether incurred before or after the execution of the subordinated indenture:

     (1) all obligations of NCB for the repayment of borrowed money,

     (2) all obligations of NCB for the deferred purchase price of property, but excluding trade accounts payable in the ordinary course of business,

     (3) all capital lease obligations of NCB, and

     (4) all obligations of the type referred to in clauses (1) through (3) of other persons that NCB has guaranteed or that are otherwise its legal liability;

     but Senior Indebtedness does not include:

        (a) the subordinated debt securities; and

        (b) indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the subordinated debt securities.

     As of the date of this prospectus, NCB does not have outstanding any debt that ranks equal to the subordinated debt securities and the Class A Notes constitute the only indebtedness of NCB that by its terms is subordinated with the subordinated debt securities.

  Certain Limitations in Respect of Subordinated Debt Securities

     Maturity Dates. The terms of a number of loan agreements to which NCB is a party restrict NCB from issuing subordinated debt securities with maturity dates earlier than 91 days after the latest maturity of any of the notes issued under those agreements or from issuing subordinated debt securities with mandatory sinking fund or similar provisions for the prepayment thereof prior to that date. As a result of those provisions, at the date of this prospectus, NCB would be restricted from issuing subordinated debt securities having a maturity date or mandatory sinking fund payment date prior to May 5, 2004.

     Voluntary Repayment. The loan agreements similarly prohibit NCB from purchasing, redeeming or otherwise retiring subordinated debt securities prior to the maturity date of such subordinated debt securities except

     - out of proceeds of a substantially concurrent issue or sale of capital stock or debt ranking equal or junior to the subordinated debt to be repurchased, redeemed or otherwise retired, or

     - out of funds that are at the time available for "restricted payments" under those agreements.

     The term "restricted payments" means all declarations and payments of dividends, purchases, redemptions or retirements of stock, warrants, rights or options and such other distributions, together with voluntary repayments in respect of subordinated debt, which are subject to the restrictions set forth in the loan agreements.

     The loan agreements permit restricted payments, if those restricted payments, together with all patronage refunds payable in cash and all cash dividends on Class B Stock and Class C Stock, declared or made during the period from and after December 31, 1991 to and including the date of the declaration or making of the restricted payment do not exceed the sum of

     (A) $15,000,000; and

     (B) 50% of consolidated adjusted net income (within the meaning of those agreements) (or minus 100% of consolidated adjusted net income in the case of a deficit) for the period commencing on January 1, 1992 and ending on the last day of NCB's fiscal year most recently ended on such date, all computed on a cumulative basis for that entire period.

CONSOLIDATION, MERGER OR SALE

     Each indenture generally permits a consolidation or merger between NCB and another corporation. They also permit NCB to sell all or substantially all of its property and assets. If this happens, the remaining or acquiring corporation shall assume all of NCB's responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

     However, NCB will only consolidate or merge with or into any other corporation or sell all or substantially all of its assets according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for NCB in the indentures with the same effect as if it had been an original party to the indenture. Thereafter, the successor corporation may exercise NCB's rights and powers under any indenture, in NCB's name or in its own name. Any act or proceeding required or permitted to be done by NCB's board of directors or any of its officers may be done by the board or officers of the successor corporation. If NCB merges with or into any other corporation or sells all or substantially all of its assets, it shall be released from all liabilities and obligations under the indentures and under the debt securities. (Sections 801 and 802)

MODIFICATION OF INDENTURES

     Under each indenture, NCB's rights and obligations and the rights of the holders may be modified with the consent of the holders of 66 2/3% of the aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Sections 901 and 902)

EVENTS OF DEFAULT

     Each indenture provides that an "event of default" regarding any series of debt securities will be any of the following:

     - failure to pay interest or additional amounts on any debt security of such series for 30 days;

     - failure to pay the principal or any premium on any debt security of such series when due;

     - failure to deposit any sinking fund payment when due by the terms of a debt security of such series;

     - failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

     - failure to make any payment of any amount owing under any of the Class A Notes when and as due;

     - acceleration of the debt securities of any other series or any other indebtedness for borrowed money of NCB exceeding $10,000,000 in an aggregate principal amount and such acceleration shall not have been rescinded or annulled or such indebtedness shall not have been discharged within a period of 30 days after being given written notice;

     - failure to pay, bond or discharge any uninsured judgment in excess of $10,000,000 within 60 days which is not stayed, appealed or otherwise challenged in good faith;

     - certain events involving bankruptcy, insolvency or reorganization of NCB; or

     - any other event of default included in any indenture or supplemental indenture. (Section 501)

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, interest, additional amounts or a sinking fund installment) if it considers such withholding of notice to be in the best interests of the holders. (Section 602)

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 502)

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 601) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. (Section 512)

COVENANTS

     Under the indentures, NCB will agree to:

     - pay the principal, interest, any premium and any additional amounts on the debt securities when due;

     - maintain a place of payment;

     - deliver a report to the trustee within 120 days after the end of each fiscal year certifying as to the absence of events of default and to NCB's compliance with the terms of the indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for any principal, interest, any premium or any additional amounts.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by NCB and specified in a prospectus supplement. (Section 307)

     Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by NCB for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 305)

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 203)

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York ("DTC") will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through records maintained by DTC and its participants.

DEFEASANCE

     NCB will be discharged from its obligations on the debt securities of any series at any time if it deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series and any sinking fund payments applicable to the debt securities of that series. NCB must also deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will have no federal income tax consequences as a result of such deposit. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the applicable debt indenture except for the right to receive additional amounts (if not already deposited with the trustee) and except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. (Section 402)

THE TRUSTEE

     Bank One Trust Company, N.A. will be the trustee under the indentures. The trustee and its affiliates may have other relations with NCB in the ordinary course of business.

     The occurrence of any default under the senior indenture and the subordinated indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If such default has not been cured or waived within 90 days after the trustee has or acquired a conflicting interest, the trustee would generally be required by the Trust Indenture Act to eliminate such conflicting interest or resign as trustee with respect to the debt securities issued under the senior indenture or with respect to the subordinated debt securities issued under the subordinated indenture. In the event of the trustee's resignation, NCB shall promptly appoint a successor trustee with respect to the affected securities.

     The Trust Indenture Act also imposes certain limitations on the right of the trustee, as a creditor of NCB, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim or otherwise. The trustee will be permitted to engage in other transactions with NCB, provided that if it acquires a conflicting interest within the meaning of
Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

                         DESCRIPTION OF PREFERRED STOCK

     The following briefly summarizes the material terms of NCB's preferred stock, other than pricing and related terms, which will be disclosed in a prospectus supplement together with any changes in any applicable law relating to the preferred stock. You should read the particular terms of any series of preferred stock offered by NCB, which will be described in more detail in any prospectus supplement relating to such series, together with the NCCBA and the more detailed provisions of NCB's bylaws and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. The NCCBA and NCB's bylaws are filed as an exhibit to the registration statement of which this prospectus forms a part. The certificate of designation with respect to any series of preferred stock will be filed with the SEC as an exhibit to a document incorporated by reference in this prospectus concurrently with the offering of such preferred stock. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

GENERAL

     Under the NCCBA, NCB is authorized to issue classes of capital stock with such rights, powers, privileges, and preferences of the separate classes as may be specified, not inconsistent with law, in the bylaws of NCB. Prior to issuing any preferred stock, the Board of Directors of NCB will amend NCB's bylaws to expressly authorize the issuance of preferred stock. That amendment will require the consent of some of NCB's lenders. After the bylaws are amended, the Board of Directors of NCB will be authorized, except as otherwise stated in the NCCBA, to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

     - the number of shares to be included in the series;

     - the designation, powers, preferences and rights of the shares of the series; and

     - the qualifications, limitations or restrictions of such series.

     Prior to the issuance of any series of preferred stock, the Board of Directors of NCB will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designation as an amendment to the bylaws.

     The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more stock of NCB.

     The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

     The rights of holders of the offered preferred stock may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose.

RANK

     Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, such shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

     So long as any Class A Notes are outstanding, the Class A Notes will rank prior to the preferred stock as to dividends, interest payments and upon liquidation or dissolution.

DIVIDENDS

     Holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by the board of directors of NCB out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on the books of NCB on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.

     Pursuant to certain loan agreements to which NCB is a party, NCB may not declare or pay any dividends, either in cash or property, on any series of preferred stock unless those payments are out of funds that are at the time available for "restricted payments." See "Description of Debt Securities -- Subordination -- Certain Limitations in Respect of Subordinated Debt Securities" for the definition of "restricted payments" as well as for a discussion relating to limitations on NCB's ability to make such payments.

     NCB may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for

     - all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

     - the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

     Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for both series of preferred stock.

     Similarly, NCB may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of NCB ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for

     - all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

     - the dividend period established in the certificate of designation for each series of preferred stock if the preferred stock pays dividends on a noncumulative basis.

     Under the NCCBA, NCB may not pay any dividend on any class of stock, including the preferred stock which may be offered by this prospectus and any prospectus supplement, at a rate greater than the statutory interest rate payable on the Class A Notes. Although there has been no court or agency interpretation of that limitation, NCB has consistently interpreted that limitation to be the weighted average of the then-current interest rates applicable to the four outstanding Class A Notes (with the weighting based on outstanding principal amount). As of the date of this prospectus, the statutory interest rate payable on the Class A Notes (based on the weighted average) was an annual rate of 6.18%. For more information, see "National Consumer Cooperative Bank -- Class A Notes" on page 10. NCB is currently seeking an amendment to the NCCBA that would eliminate this limitation on dividends. There is, of course, no assurance that the NCCBA will be amended.

     Pursuant to Section 3014(c) of the NCCBA, without the approval of the Secretary of the Treasury, NCB may not pay any dividend or distribution on, or make any redemption or repurchase of, any class of stock, including the preferred stock, at any time when the deferred interest payments on Class A Notes have not been paid in full, together with any unpaid interest on such notes.

CONVERSION OR EXCHANGE

     The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of preferred stock of NCB. The preferred stock will not be convertible into or exchangeable for shares of NCB's common stock.

     If so determined by the board of directors of NCB, the holders of shares of preferred stock of any series may be obligated at any time or at maturity to exchange such shares for preferred stock or debt securities of NCB. The terms of any such exchange and any such preferred stock or debt securities will be described in the prospectus supplement relating to such series of preferred stock.

REDEMPTION

     If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at the option of NCB or the holder thereof and may be mandatorily redeemed.

     Any partial redemptions of preferred stock will be made in a way that the Board of Directors decides is equitable.

     Unless NCB defaults in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

     Pursuant to certain loan agreements to which NCB is a party, NCB may not purchase, redeem or retire preferred stock issued pursuant to this prospectus except:

     - in exchange for other capital stock of NCB;

     - out of the proceeds of a substantially concurrent issue and sale of capital stock; or

     - out of funds that are at the time available for "restricted payments" under those agreements.

See "Description of Debt Securities -- Subordination -- Certain Limitations in Respect of Subordinated Debt Securities" for a definition of "restricted payments" as well as for a discussion relating to limitations on NCB's ability to make such payments.

     In addition, as discussed above, without the approval of the Secretary of the Treasury, NCB may not make any redemption or repurchase of, any class of stock, including the preferred stock, at any time when the deferred interest payments on Class A Notes shall not have been paid in full, together with any unpaid interest on such notes.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of NCB, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock. Such distributions will be made before any distribution is made on any securities ranking junior relating to liquidation, including common stock.

     If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of available assets of NCB on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from NCB after they have received their full liquidation preference.

     Pursuant to the NCCBA, upon any liquidation or dissolution of NCB, the holder of Class A Notes shall be entitled to receive out of the assets of NCB available for distribution to its stockholders, prior to any payment to the holders of any class of stock of NCB, including the preferred stock, an amount not less than the aggregate face value of all Class A Notes outstanding, plus all accrued and unpaid interest payments accrued thereon to and including the date of payment (together with all unpaid interest thereon).

VOTING RIGHTS

     The holders of shares of preferred stock will have no voting rights, except:

     - as otherwise stated in the prospectus supplement;

     - as otherwise stated in the certificate of designation establishing such series; or

     - as required by applicable law.

     NCB is a savings and loan holding company within the meaning of the Home Owners' Loan Act by virtue of its control of NCB Savings Bank, FSB. The Change in Bank Control Act and the savings and loan holding company provisions of the Home Owners' Loan Act, together with the regulations of the Office of Thrift Supervision under such acts, require that the consent of the Office of Thrift Supervision be obtained prior to any person or company acquiring control of a savings association or a savings and loan holding company. Under regulations of the Office of Thrift Supervision, "control" is conclusively presumed to exist if an individual or company acquires more than 25% of any class of voting stock of the savings association or savings and loan holding company. Control is rebuttably presumed to exist if a person acquires more than 10% of any class of voting stock (or more than 25% of any class of non-voting stock) and is subject to any of several "control factors." If the holders of a series of preferred stock become entitled to vote, the preferred stock of such series could be deemed to be a class of voting stock. Holders and potential holders of the preferred stock will be responsible for complying with the applicable provisions of the Change in Bank Control Act and Home Owners' Loan Act.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     As of the date of this prospectus, NCB is authorized to issue 1,000,000 shares of Class B common stock, 300,000 shares of Class C common stock and 100,000 shares of Class D common stock, $100 par value, and up to $50 million in obligations, in addition to the Class A Notes, that would be subordinate to NCB's senior debt. The Board of Directors of NCB will adopt resolutions authorizing the issuance and sale of preferred stock prior to issuing any preferred stock. In addition, in order to issue preferred stock, the Board of Directors must also amend the bylaws of NCB to expressly authorize the issuance of preferred stock. The following is a summary of certain rights and privileges of the common stock. You should read the more detailed provisions of the NCCBA and NCB's bylaws for provisions that may be important to you.

     NCB's voting stock is not traded on any market. NCB is structured as a cooperative institution whose voting stock can only be owned by its members or those eligible to become its members.

     NCB currently has three classes of stock outstanding whose rights are summarized below:

OUTSTANDING CLASS B COMMON STOCK


     At September 30, 1999, NCB had outstanding 1,000,005 shares of Class B common stock, $100 par value. All shares of Class B common stock are held by borrowers or entities eligible to borrow from NCB. A subsidiary of NCB, NCB Capital Corporation, holds 2.74% of NCB's Class B common stock.


     The NCCBA permits Class B stock to be held only by borrowers of NCB and requires each borrower to hold Class B stock at the time the loan is made whose par value is equal to 1% of its loan amount. The NCCBA prohibits NCB from paying dividends on Class B stock. There are two series of Class B stock. Class B-1 stock is Class B stock purchased for cash at par value on or after June 29, 1984, while Class B-2 stock is all other Class B stock. Class B stock is transferable to another eligible holder only with the approval of NCB. NCB does not permit any transfers of

Class B-2 stock and permits only such transfers, at the stock's $100 par value, of Class B-1 stock as are required to permit new borrowers to obtain their required holdings of Class B stock. In each instance, NCB specifies which holder(s) are permitted to transfer their stock to the new borrower, based upon which Class B stockholders with holdings of such stock beyond that required to support their loans have held such stock for the longest time. NCB will also repurchase, at par value, any shares of Class B stock that it is required to repurchase from holders by the terms of the contracts under which such stock was originally sold by NCB. At December 31, 1998, the stock required to be repurchased was approximately $105,000.

OUTSTANDING CLASS C COMMON STOCK

     At September 30, 1999, NCB had outstanding 223,807 shares of Class C common stock, $100 par value. All shares of Class C common stock are held by borrowers or entities eligible to borrow from NCB. No affiliates of NCB hold any of NCB's Class C common stock.

     The NCCBA permits Class C stock to be held only by cooperatives eligible to borrow from NCB. The NCCBA allows NCB to pay dividends on Class C stock, but so long as any Class A Notes are outstanding, limits dividends on Class C stock (or any other NCB stock) to the interest rate payable on such notes, which was a weighted average interest rate of 6.18% as of the date of this prospectus. In 1994, NCB adopted a policy under which annual cash dividends on Class C stock of up to 2 percent of NCB's net income may be declared. The policy does not provide any specific method to determine the amount, if any, of such dividend. Whether any such dividends will be declared and if so, in what amount accordingly rests within the discretion of NCB's Board of Directors. The Board declared an initial cash dividend of 83 cents per share of Class C stock, payable on June 30, 1996 to holders of record as of March 31, 1996. On April 24, 1997, the Board declared a cash dividend of $1.02 per share of Class C stock payable on or before June 30, 1997 to holders of record as of March 31, 1997. On April 23, 1998, the Board declared a cash dividend of $1.13 per share of Class C stock payable on or before June 30, 1998 to holders of record as of March 31, 1998. In November 1996, the Board approved a dividend de minimus provision which states that Class C stock dividends shall not be distributed to a stockholder until such time as the cumulative amount of the dividend payable to the stockholder is equal to, or exceeds, twenty-five dollars ($25.00) unless specifically requested by the stockholder. Class C stock is transferable to another eligible holder only with the approval of NCB.

OUTSTANDING CLASS D COMMON STOCK

     At September 30, 1999, NCB had outstanding 3 shares of Class D common stock, $100 par value, which is non-voting. No affiliates of NCB hold any of NCB's Class D common stock.

     Class D stock is non-voting stock that may be held by any person. Only three shares are outstanding and NCB has no present intention to issue any additional shares of such stock. The NCCBA permits NCB to pay dividends on Class D stock but NCB has no present intention to declare any such dividends. Class D stock is transferable only with the approval of NCB. No requests for approval of such transfers have been made to NCB.

VOTING RIGHTS

     Only holders of NCB's Class B and Class C stock have voting rights, and they vote as one class under the terms of the weighted voting system adopted by NCB to comply with the NCBAA. The NCB bylaws and voting policy provide that (a) each stockholder of record who is also a borrower from NCB, referred to as a "borrower-stockholder," is entitled to five votes, (2) each borrower-stockholder is entitled to additional votes, up to a total of 120, based on a formula measuring the proportion that such borrower-stockholder's patronage with NCB bears to the total patronage during a

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

period of time fixed by the election rules, and (3) each stockholder who is not a borrower from NCB shall receive one vote, and non-borrower stockholders as a class shall receive at least 10% of the votes allocated.

     The bylaws and voting policy further provide that, notwithstanding any allocations of votes which would otherwise result from the foregoing rules (1) no stockholder shall be entitled to more than 5% of the total voting control held by all stockholders, (2) the total votes allocated to any class of cooperatives shall not exceed 45% of the total, and (3) no stockholder which is a "developing cooperative" shall be entitled to more than five votes. A developing cooperative is defined as a cooperative that is in a developmental or fledgling state of operation and that does not have members who are ultimate consumers or primary producers.

     NCB has reserved the right to alter its voting policy at any time to comply with the requirement of the Act that its voting system should not result in: (1) voting control of NCB becoming concentrated with larger, more affluent or smaller, less affluent organizations, (2) a disproportionate concentration of votes in any housing cooperatives or low-income cooperatives or consumer goods and services cooperatives, or (3) the concentration of more than 5% of the voting control in any one Class B or Class C stockholder.

     NCB may refuse to honor any stockholder's voting rights, except to the extent of one vote, if the stockholder is more than 90 days late on any payment to NCB at the time such rights would otherwise be exercised.

TRADING MARKET

     There is no established public trading market for any class of NCB's common equity, and it is unlikely that any such market will develop in view of the restrictions on transfer of NCB's stock discussed above. Holders of Class B stock may use such stock to meet the Class B stock ownership requirements established in the NCCBA for borrowers from NCB and may be permitted by NCB, within the limits set forth above, to transfer Class B stock to another borrower from NCB.

     As of September 30, 1999, there were 1,471 holders of Class B stock, 399 holders of Class C stock, and 3 holders of Class D stock.

PATRONAGE REFUNDS

     Under the NCCBA, NCB must make annual patronage refunds to its patrons, which are those cooperatives from whose loans or other business NCB derived interest or other income during the year with respect to which a patronage refund is declared. NCB allocates its patronage refunds among its patrons generally in proportion to the amount of income derived during the year from each patron. NCB stockholders, as such, are not entitled to any patronage refunds. They are entitled to patronage refunds only in the years when they have patronized NCB, and the amount of their patronage does not depend on the amount of their stockholding. Under the NCCBA, patronage refunds may be paid only from taxable income and only in the form of cash, Class B or Class C stock, or allocated surplus.

     Under NCB's current patronage refund policy that became effective in 1995 and has been amended from time to time since it became effective, NCB makes the non-cash portion of the refund in the form of Class B stock until a patron has holdings of Class B or Class C stock of 16% of its loan amount and thereafter in Class C stock. Under the current patronage refund policy, NCB intends to pay a higher percentage of the patronage refund in cash to those patrons who have greater holdings of Class B and Class C stock in proportion to their loan amount. NCB generally intends to pay a minimum of 40% of the patronage refund in cash to those patrons with stock holdings less than 5% of their loan amount and up to 60% to those patrons with stock holdings of 10% or more of their

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

loan amount. There can however, be no assurance that a cash patronage refund of any amount will be declared for any year.

     NCB declared a patronage refund for the year ended December 31, 1998 of approximately $12.9 million of which approximately $4.9 million was distributed in cash and $8.0 million in Class B or Class C stock in August 1999. The chart below sets forth the details of this patronage refund.

Total Patronage......................................  $12,896,060.90
Cash:................................................  $ 4,896,285.65
Class B/Class C......................................  $ 7,999,775.25

                              PLAN OF DISTRIBUTION

     NCB may sell the offered securities (1) through agents; (2) to or through underwriters or dealers; (3) directly to one or more purchasers; or (4) through a combination of any of these methods of sale.

     The prospectus supplement relating to an offering of offered securities will set forth the terms of such offering, including:

     - the name or names of any underwriters, dealers or agents;

     - the purchase price of the offered securities and the proceeds to NCB from such sale;

     - any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation;

     - the initial public offering price;

     - any discounts or concessions to be allowed or reallowed or paid to dealers; and

     - any securities exchanges on which such offered securities may be listed.

     Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

BY AGENTS

     Offered securities may be sold through agents designated by NCB. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by NCB to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     If underwriters are used in the offering, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     In connection with underwritten offerings of the offered securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

     - A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

     - A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

     - A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

     These transactions may be effected in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

DIRECT SALES

     Offered securities may also be sold directly by NCB. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

     NCB may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that there will be a market for the offered securities.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, NCB or its subsidiaries in the ordinary course of their businesses.

                      WHERE YOU CAN FIND MORE INFORMATION

     NCB files annual, quarterly and current reports, proxy statements and other information with the SEC. NCB has also filed with the SEC a registration statement on Form S-3, to register the securities being offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about NCB and the securities offered in this prospectus, you should refer to the registration statement and its exhibits.

     You may read and copy any document filed by NCB with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. NCB files its SEC materials electronically with the SEC, so you can also review NCB's filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

     The SEC allows NCB to "incorporate by reference" the information it files with them, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that NCB files later with the SEC will automatically update and supersede information in this prospectus. In all cases, you should rely on the later information over different information included in this

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

prospectus or the prospectus supplement. NCB has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 1998; and

     - Quarterly Reports on Form 10-Q, for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

     NCB also incorporates by reference all documents filed by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until NCB sells all of the securities being offered by this prospectus.

     You may request a copy of these filings at no cost, by writing or telephoning NCB at the following address:
                       National Cooperative Bank
                       Attn: Richard L. Reed or William E. Seas
                       1401 Eye Street, N.W.
                       Suite 700
                       Washington, DC 20005
                       (202) 336-7700

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. NCB has not authorized anyone else to provide you with different information. NCB is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS

     Unless otherwise specified in the applicable prospectus supplement, Shea & Gardner will issue an opinion about the legality of the offered securities for NCB. Unless otherwise specified in the applicable prospectus supplement, any underwriters will be advised about certain issues relating to any offering by Brown & Wood LLP.

                                    EXPERTS

     The audited financial statements for the years ended December 31, 1998 and December 31, 1997 incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements for the year ended December 31, 1996, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated by reference herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

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